FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

PE
8-1-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Material Contained in this Report:

I. English translation of a press release announcing the terms of stock options issued on August 1, 2002.

II. Information made public by way of press release with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the first fiscal quarter of the 2003 fiscal year ended June 30, 2002:

- Press release
- Highlights of Consolidated Financial Results

III. English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the first fiscal quarter of the 2003 fiscal year ended June 30, 2002:

- Consolidated Financial Results
- Financial Summary

IV. Copy of the documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with the United States generally accepted accounting principles for the fiscal year ended March 31, 2002:

- FY2002 Consolidated Financial Results (translation)
- Audited Consolidated Financial Statements
- Management's Discussion and Analysis of Financial Condition and Results of Operations

I

(Translation)

To Whom It May Concern:

August 1, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Determination of Terms of Issuance of Stock Option (Share Acquisition Rights)

We hereby announce that today, the following terms and conditions which were not determined at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on June 26, 2002 (at which the issuance of share acquisition rights ("Share Acquisition Rights") for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code was decided), were determined as set forth below.

1. Date of Issuance of Share Acquisition Rights	August 1, 2002
2. Amount to be Paid upon Exercise of Share Acquisition Rights	JPY 2,958 per share
3. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights	JPY 5,549,208,000
4. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights to be Transferred to Capital	JPY 1,479 per share

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Shareholders' Meeting

May 13, 2002

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting

June 26, 2002

# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565) 23-1520~4 (Head Office)
(052) 952-3461~3 (Nagoya)

II

For immediate release
August 7, 2002

Toyota Announces First Quarter Operating Results

Strong Overseas Sales and Successful Cost Reduction Efforts Play Key Role

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Tokyo—TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2002.

On a consolidated basis, net sales for the quarter totaled 4.0 trillion yen, an increase of 20.1 percent compared to the same period last year. Operating income increased 35.4 percent to 394.5 billion yen, while net income was 352.3 billion yen compared to 162.3 billion yen in the first quarter of last year. During the quarter Toyota recorded a one-time gain of 187.7 billion yen resulting from the transfer of a portion of the company's pension obligations to the Japanese government.*

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "In an effort to make more timely disclosures of operating performance, we are pleased to deliver our first-ever quarterly results announcement. Despite an increasingly competitive global market, Toyota achieved significant growth in both sales and income, due largely to successful product introductions, cost reduction efforts and the effect of favorable exchange rates. In addition, we continued to make great strides in our efforts to achieve profitability in each of our operating regions around the world."

In Japan, TMC's first quarter market share (excluding minivehicles) was 42.8 percent on sales of 494 thousand vehicles, a decrease of 44 thousand vehicles compared to the same period last year. Well-received product launches, including the ist compact and Alphard minivan, helped offset the effects of a sluggish economy.

Overseas sales increased 27.6 percent in the first quarter, to 1.0 million vehicles. Much of the increase was due to growth in the North American market, fueled by the popularity of the all-new Matrix and the redesigned Camry and Corolla, as well as a strong lineup of light trucks and SUVs, including the Tundra.

In Europe, sales increased by 27 thousand vehicles year-over-year, helped by sales of the RAV4 and the new Corolla, to reach 210 thousand vehicles.

Total sales, including Japan and overseas, reached 1.5 million vehicles in the first quarter, an increase of 174 thousand vehicles, or 13.1 percent, compared to the same period last year.

More...

Araki added, "By staying focused on the needs of our customers around the world, we hope to surpass last year's operating results while achieving our consolidated sales target of six million vehicles. At the same time, we will continue to invest in our future by increasing local production and research and development in the areas of fuel cells, hybrids and environmental technology."

* In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, TMC and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labor and Welfare, exempting them from future benefit payment obligation regarding the substituted portion of the employee pension fund. For more information, please see note 1 of the accompanying FY 2003 First Quarter Financial Summary.

(Please see attached information for details on consolidated and unconsolidated results. Further information is also available on the Internet at ***www.toyota.co.jp)***

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

# # #

Contact: Public Affairs Division at (03) 3817-9150/9158/9161/9170/9174/9179/9195

August 7, 2002

Highlights of Consolidated Financial Results for FY2003 First Quarter (Three months ended June 30, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Billions of yen unless otherwise specified)

	FY2002 First Quarter (Apr. 2001 through Jun. 2001)	FY2003 First Quarter (Apr. 2002 through Jun. 2002)	% of change from FY2002 First Quarter	FY2003 Forecast (Apr. 2002 through Mar. 2003)
Vehicle sales (ten thousand units)	133	150	13.1%	611
Net sales	3,347.7	4,021.1	20.1%	
Operating income <Income ratio>	291.3 <8.7%>	394.5 <9.8%>	35.4%	
Ordinary income <Income ratio>	297.5 <8.9%>	449.9 <11.2%>	51.2%	
Income before income taxes and minority interest in consolidated subsidiaries <Income ratio>	297.5 <8.9%>	613.6 <15.3%>	106.2%	
Net income <Income ratio>	162.3 <4.8%>	352.3 <8.8%>	117.1%	
Factors contributing to increases and decreases in operating income		Operating income increased by 103.2 billion yen (Increase) Cost reduction efforts 70.0 Effects of changes in exchange rates 70.0 Marketing activities 20.0 (Decrease) Increases in R&D and depreciation expenses, etc. - 56.8		
Exchange rates	¥123/US$ ¥107/Euro	¥127/US$ ¥117/Euro		
Capital investment (excluding leased vehicles)	152.6	203.7		980.0
Depreciation expenses	159.1	176.2		710.0
Performance evaluation		Increases in sales and ordinary income		

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

III

FY2003 First Quarter Consolidated Financial Results

(April 1, 2002 through June 30, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

English translation from the original Japanese-language document

August 7, 2002

Company name	: **Toyota Motor Corporation**
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan
Code number	: 7203
Location of the head office	: Aichi Prefecture
URL	: http://www.toyota.co.jp
Contact person	: Takanori Matsuo, General Manager, Accounting Division Tel. (0565) 28-2121
Whether or not to be prepared in accordance with accounting principles generally accepted in the United States	: No

Results of FY2003 first quarter (April 1, 2002 through June 30, 2002)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2003 first quarter	**4,021,134**	**(20.1)**	**394,518**	**(35.4)**	**449,936**	**(51.2)**
FY2002 first quarter	3,347,740		291,357		297,588	
FY2002	15,106,297		1,123,470		1,113,524	

	Net income		Net income per share - basic	Net income per share - diluted
	Million yen	%	Yen	Yen
FY2003 first quarter	**352,372**	**(117.1)**	**100.80**	**-**
FY2002 first quarter	162,333		44.64	-
FY2002	615,824		170.69	170.69

Note : Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2003 first quarter	**19,413,846**	**7,399,015**	**38.1**	**2,116.65**
FY2002	19,888,937	7,325,072	36.8	2,059.94

FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

FY2003 First Quarter

(April 1, 2002 through June 30, 2002)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

BUSINESS RESULTS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Summary of Consolidated Financial Results of FY2003 First Quarter

Financial Results

Domestic vehicle sales decreased by 44 thousand units, or 8.2%, to 494 thousand units in FY2003 first quarter (the three-month period from April 1, 2002 to June 30, 2002) compared with FY2002 first quarter due to the stagnant market. However, as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, Toyota's market share (excluding minivehicles) achieved 42.8% in FY2003 first quarter, continuing to exceed 40.0% as in the previous year. Including minivehicles, the market share was 37.7% in FY2003 first quarter. Meanwhile, overseas vehicle sales increased by 218 thousand units, or 27.6%, to 1,010 thousand units in FY2003 first quarter compared with FY2002 first quarter, mainly due to the introduction of new products that met local customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 174 thousand units, or 13.1%, to 1,504 thousand units in FY2003 first quarter compared with FY2002 first quarter.

Net sales increased by 673.4 billion yen, or 20.1%, to 4,021.1 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 103.2 billion yen, or 35.4%, to 394.5 billion yen in FY2003 first quarter compared with FY2002 first quarter. Among the factors contributing to the increase in operating income, cost reduction efforts accounted for 70.0 billion yen, the effect of changes in exchange rates accounted for 70.0 billion yen and the marketing activities accounted for 20.0 billion yen, for a total of 160.0 billion yen. The factors contributing to the decrease in operating income of 56.8 billion yen included increases in R&D expenses and depreciation expenses. Ordinary income increased by 152.4 billion yen, or 51.2%, to 449.9 billion yen in FY2003 first quarter compared with FY2002 first quarter. Net income increased by 190.0 billion yen, or 117.1%, to 352.3 billion yen in FY2003 first quarter compared with FY2002 first quarter.

In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, Toyota Motor Corporation ("TMC") and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labor and Welfare, exempting them from future benefit payment obligation regarding the substituted portion of the employee pension fund.

TMC and these subsidiaries and affiliates applied the transitional treatment specified in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)", and recognized an extinguishment of retirement benefit obligation with respect to such substituted portion as of the date of the approval.

As a result, TMC has recorded 187.7 billion yen impact on profit and loss during FY2003 first quarter. TMC has accounted for 24.0 billion yen (the amount corresponding to TMC's portion of the impact due to the extinguishment of retirement benefit obligation of these affiliates) as "equity in earnings of affiliates" in non-operating income and 163.7 billion yen (the impact of TMC and these subsidiaries) as "gains on return of substituted portion of employee pension fund" in extraordinary gain in its consolidated statements of income for FY2003 first quarter.

2. Consolidated Financial Results of FY2003 First Quarter by Segment

(1) Business Segment

Automotive:

Net sales for the automotive segment increased by 645.9 billion yen, or 21.0%, to 3,727.4 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 119.6 billion yen, or 43.5%, to 394.6 billion yen in FY2003 first quarter compared with FY2002 first quarter. The increase in operating income was due to increases in vehicle units sold in North America and Asia as well as cost reduction efforts made by TMC and its subsidiaries, partially offset by increases in R&D expenses and depreciation expenses.

Financial services:

Net sales for the financial services segment increased by 20.8 billion yen, or 13.0%, to 180.2 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income decreased by 13.9 billion yen, or 79.6%, to 3.5 billion yen in FY2003 first quarter compared with FY2002 first quarter. The decrease in operating income was mainly due to a 27.3 billion yen decrease in fair value of interest rate swaps as a result of a decline in interest rates in the United States, recorded as valuation losses by sales financing subsidiaries in the U.S. in accordance with the Statement of Financial Accounting Standards No.133 and No.138, despite solid performance in North America including an increase in profit from higher financing spreads.

All other:

Net sales for all other operations decreased by 17.0 billion yen, or 8.9%, to 173.9 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income decreased by 2.4 billion yen, or 91.1%, to 0.2 billion yen in FY2003 first quarter compared with FY2002 first quarter.

(2) Geographical Segment

Japan:

Net sales in Japan increased by 242.3 billion yen, or 10.0%, to 2,668.9 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 48.0 billion yen, or 21.0%, to 276.2 billion yen in FY2003 first quarter compared with FY2002 first quarter. The increase in operating income was due to the cost reduction efforts made by TMC and its subsidiaries partially offset by increases in R&D expenses and depreciation expenses as well as the depreciation of the yen against the U.S. dollar and other currencies.

North America:

Net sales in North America increased by 314.0 billion yen, or 22.7%, to 1,697.4 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 43.1 billion yen, or 67.5%, to 107.0 billion yen in FY2003 first quarter compared with FY2002 first quarter. The increase in operating income was due to local cost reduction efforts in addition to increases in both local production volume and vehicle units sold.

Europe:

Net sales in Europe increased by 124.4 billion yen, or 43.9%, to 407.5 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 2.9 billion yen, or 1,030.0%, to 3.2 billion yen in FY2003 first quarter compared with FY2002 first quarter. The increase in operating income was mainly due to increases in local production volume in France and the U.K. as well as increases in vehicle units sold.

Other:

Net sales in other regions increased by 188.0 billion yen, or 81.0%, to 419.9 billion yen in FY2003 first quarter compared with FY2002 first quarter, and operating income increased by 7.3 billion yen, or 240.5%, to 10.4 billion yen in FY2003 first quarter compared with FY2002 first quarter. The increase in operating income was primarily due to increases in vehicle units sold mainly in Asia.

CONSOLIDATED SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Sales (by destination)

(Units)

		FY2003 first quarter (April 2002 through June 2002)	FY2002 first quarter (April 2001 through June 2001)	Increase (Decrease)
Vehicles (new)	Japan	494,343	538,499	(44,156)
	North America	511,353	422,271	89,082
	Europe	209,787	182,372	27,415
	Others	289,315	187,238	102,077
	Overseas total	1,010,455	791,881	218,574
	Total	**1,504,798**	**1,330,380**	**174,418**
Houses(Japan)		**601**	**669**	**(68)**

Note: The total sales of vehicles (new) includes Daihatsu brand vehicles of 158,106 units in FY2003 first quarter, and 140,053 units in FY2002 first quarter, and Hino brand vehicles of 12,347 units in FY2003 first quarter.

CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2003 first quarter (April 2002 through June 2002)	FY2002 first quarter (April 2001 through June 2001)	Increase (Decrease)
Net sales	**4,021,134**	**3,347,740**	**673,394**
Cost of sales	3,040,673	2,534,758	505,915
Selling, general and administrative expenses	585,942	521,623	64,319
Operating income	**394,518**	**291,357**	**103,161**
Non-operating income	80,126	68,501	11,625
Interest income	*10,848*	*15,451*	*(4,603)*
Dividend income	*6,532*	*7,814*	*(1,282)*
Equity in earnings of affiliates	*33,662*	*12,794*	*20,868*
Other non-operating income	*29,082*	*32,441*	*(3,359)*
Non-operating expenses	24,709	62,271	(37,562)
Interest expenses	*6,333*	*12,217*	*(5,884)*
Other non-operating expenses	*18,376*	*50,053*	*(31,677)*
Ordinary income	**449,936**	**297,588**	**152,348**
Extraordinary gains	163,702	-	163,702
Gains on return of substituted portion of employee pension fund	*163,702*	-	*163,702*
Income before income taxes and minority interest in consolidated subsidiaries	**613,638**	**297,588**	**316,050**
Income taxes	251,851	130,819	121,032
Minority interest in consolidated subsidiaries	9,414	4,435	4,979
Net income	**352,372**	**162,333**	**190,039**

CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2003 first quarter (As of June 30, 2002)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Assets			
Current assets	**10,129,362**	**10,410,966**	**(281,604)**
Cash and deposits	959,407	707,233	252,174
Trade notes and accounts receivable	1,292,182	1,561,623	(269,441)
Marketable securities	1,534,357	1,605,460	(71,103)
Inventories	960,431	1,022,718	(62,287)
Installment credit from dealers	3,067,414	3,334,357	(266,943)
Short-term loans	1,270,502	1,192,054	78,448
Deferred income taxes	357,414	379,668	(22,254)
Other current assets	797,640	718,693	78,947
Less: allowance for doubtful accounts	(109,988)	(110,843)	855
Fixed assets	**9,284,484**	**9,477,970**	**(193,486)**
Property, plant and equipment	**5,251,765**	**5,437,777**	**(186,012)**
Buildings and structures	1,202,323	1,230,871	(28,548)
Machinery and equipment	1,104,401	1,179,305	(74,904)
Vehicles and delivery equipment	1,180,138	1,269,275	(89,137)
Land	1,064,502	1,070,869	(6,367)
Construction in progress	271,309	270,497	812
Other property, plant and equipment	429,088	416,958	12,130
Intangible fixed assets	**4,285**	**4,328**	**(43)**
Investments and other assets	**4,028,433**	**4,035,865**	**(7,432)**
Investments in securities	2,617,734	2,642,122	(24,388)
Long-term loans	740,085	796,349	(56,264)
Deferred income taxes	410,363	465,193	(54,830)
Other investments and other assets	277,487	159,450	118,037
Less: allowance for doubtful accounts	(17,236)	(27,251)	10,015
Total assets	**19,413,846**	**19,888,937**	**(475,091)**

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Million yen; amounts less than one million yen are omitted.)

	FY2003 First Quarter (As of June 30, 2002)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Liabilities			
Current liabilities	**6,995,770**	**7,183,071**	**(187,301)**
Trade notes and accounts payable	1,378,803	1,483,170	(104,367)
Current portion of bonds	1,067,596	1,020,930	46,666
Short-term borrowings	1,132,115	1,104,365	27,750
Accrued expenses and other accounts payable	1,525,251	1,433,216	92,035
Income taxes payable	195,388	339,304	(143,916)
Deferred income taxes	1,842	1,769	73
Other current liabilities	1,694,772	1,800,314	(105,542)
Long-term liabilities	**4,570,869**	**4,916,572**	**(345,703)**
Bonds	2,909,706	3,132,372	(222,666)
Convertible debentures	13,308	13,308	-
Long-term borrowings	471,262	481,007	(9,745)
Deferred income taxes	400,266	398,273	1,993
Allowance for retirement benefits	715,825	769,714	(53,889)
Other long-term liabilities	60,499	121,897	(61,398)
Total liabilities	**11,566,639**	**12,099,644**	**(533,005)**
Minority interest in consolidated subsidiaries	**448,190**	**464,220**	**(16,030)**
Shareholders' equity			
Common stock	**397,049**	**397,049**	**-**
Capital reserve	**-**	**415,150**	**(415,150)**
Capital surplus	**415,150**	**-**	**415,150**
Consolidated earned surplus	**-**	**6,527,956**	**(6,527,956)**
Retained earnings	**6,681,516**	**-**	**6,681,516**
Net unrealized gains on other securities	**148,517**	**152,809**	**(4,292)**
Translation adjustments	**(144,233)**	**22,855**	**(167,088)**
Less: treasury stock	**(98,984)**	**(157,766)**	**58,782**
Less: common stock of the Parent held by consolidated subsidiaries	**-**	**(32,983)**	**32,983**
Total shareholders' equity	**7,399,015**	**7,325,072**	**73,943**
Total liabilities and shareholders' equity	**19,413,846**	**19,888,937**	**(475,091)**

Note: The "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" has been applied commencing with FY2003 first quarter.

SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Business Segment Information

(1) FY2003 first quarter (April 2002 through June 2002)

(Million yen; amounts less than one million yen are omitted.)

	Automotive	Financial services	All other	Total	Elimination and/or unallocated assets	Consolidated
Net sales						
(1) Sales to external customers	3,724,263	179,852	117,018	4,021,134	-	4,021,134
(2) Inter-segment sales and transfers	3,147	344	56,905	60,397	(60,397)	-
Total	3,727,410	180,196	173,924	4,081,532	(60,397)	4,021,134
Operating expenses	3,332,803	176,658	173,696	3,683,157	(56,542)	3,626,615
Operating income	394,607	3,538	228	398,374	(3,855)	394,518

(2) FY2002 first quarter (April 2001 through June 2001)

(Million yen; amounts less than one million yen are omitted.)

	Automotive	Financial services	All other	Total	Elimination and/or unallocated assets	Consolidated
Net sales						
(1) Sales to external customers	3,059,935	159,403	128,401	3,347,740	-	3,347,740
(2) Inter-segment sales and transfers	21,584	19	62,502	84,106	(84,106)	-
Total	3,081,520	159,422	190,903	3,431,846	(84,106)	3,347,740
Operating expenses	2,806,568	142,058	188,332	3,136,959	(80,577)	3,056,382
Operating income	274,951	17,364	2,570	294,886	(3,529)	291,357

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Geographical Segment Information

(1) FY2003 first quarter (April 2002 through June 2002)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Other	Total	Elimination and/or unallocated assets	Consolidated
Net sales							
(1) Sales to external customers	1,589,923	1,638,049	389,389	403,772	4,021,134	-	4,021,134
(2) Inter-segment sales and transfers	1,078,994	59,394	18,134	16,091	1,172,615	(1,172,615)	-
Total	2,668,917	1,697,444	407,524	419,863	5,193,749	(1,172,615)	4,021,134
Operating expenses	2,392,732	1,590,482	404,280	409,491	4,796,986	(1,170,370)	3,626,615
Operating income	276,184	106,962	3,243	10,372	396,763	(2,244)	394,518

(2) FY2002 first quarter (April 2001 through June 2001)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Other	Total	Elimination and/or unallocated assets	Consolidated
Net sales							
(1) Sales to external customers	1,532,186	1,338,615	269,238	207,699	3,347,740	-	3,347,740
(2) Inter-segment sales and transfers	894,460	44,836	13,886	24,216	977,399	(977,399)	-
Total	2,426,647	1,383,451	283,125	231,915	4,325,139	(977,399)	3,347,740
Operating expenses	2,198,449	1,319,588	282,838	228,868	4,029,745	(973,362)	3,056,382
Operating income	228,198	63,862	287	3,046	295,394	(4,037)	291,357

<REFERENCE>

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

UNCONSOLIDATED STATEMENTS OF INCOME

(Million yen; amounts less than one million yen are omitted.)

	FY2003 first quarter (April 2002 through June 2002)	FY2002 first quarter (April 2001 through June 2001)	Increase (Decrease)
Net sales	2,081,548	1,982,795	98,753
Operating income	244,288	196,507	47,781
Ordinary income	285,536	243,738	41,798
Extraordinary gains	162,457	—	162,457
Income before income taxes	447,994	243,738	204,256
Income taxes – current	126,100	110,100	16,000
Income taxes – deferred	58,800	(9,500)	68,300
Net income	263,094	143,138	119,956

UNCONSOLIDATED BALANCE SHEETS

(Million yen; amounts less than one million yen are omitted.)

	FY2003 first quarter (As of June 30,2002)	FY2002 (As of March 31,2002)	Increase (Decrease)
Assets			
Current assets	3,482,855	3,431,039	51,816
Cash, deposits and trade accounts receivable	1,378,506	1,260,192	118,314
Marketable securities	1,087,888	1,190,085	(102,197)
Others	1,016,459	980,761	35,698
Fixed assets	5,091,514	5,036,891	54,623
Property, plant and equipment	1,258,820	1,275,101	(16,281)
Buildings, machinery and equipment	690,470	691,649	(1,179)
Others	568,350	583,452	(15,102)
Investments and other assets	3,832,693	3,761,789	70,904
Investments in securities	1,840,672	1,832,686	7,986
Others	1,992,021	1,929,103	62,918
Total assets	8,574,369	8,467,930	106,439

	FY2003 first quarter (As of June 30,2002)	FY2002 (As of March 31,2002)	Increase (Decrease)
Liabilities			
Current liabilities	1,907,835	1,961,602	(53,767)
Long-term liabilities	788,965	844,169	(55,204)
Total liabilities	2,696,800	2,805,772	(108,972)
Shareholders' equity			
Common stock	397,049	397,049	—
Capital surplus	415,150	415,150	—
Retained earnings	4,973,436	4,908,068	65,368
<Included net income for the period>	*< 263,094 >*	*< 470,239 >*	*< (207,145) >*
Net unrealized gains on other securities	106,762	99,656	7,106
Less: treasury stock	(14,831)	(157,766)	142,935
Total shareholders' equity	5,877,568	5,662,158	215,410
Total liabilities and shareholders' equity	8,574,369	8,467,930	106,439

IV

FY2002 Consolidated Financial Results in U.S. GAAP
(April 1, 2001 through March 31, 2002)
English translation from the original Japanese-language document

August 7, 2002

Company name	: **Toyota Motor Corporation**
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Osaka, Fukuoka and Sapporo Stock Exchanges in Japan
Code number	: 7203
Location of the head office	: Aichi Prefecture
URL	: http://www.toyota.co.jp
Contact person	: Takanori Matsuo, General Manager, Accounting Division Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for FY2002 financial results	: Wednesday, August 7, 2002
Whether or not to be prepared in accordance with accounting principles generally accepted in the United States	: Yes

Results of FY2002 (April 1, 2001 through March 31, 2002)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2002	**14,316,874**	**(9.0)**	**1,093,632**	**(38.3)**	**972,101**	**(-12.2)**
FY2001	13,137,070	(3.9)	790,729	(13.2)	1,107,289	(25.7)

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Million yen	%	Yen	Yen	%	%	%
FY2002	**556,567**	**(-17.5)**	**152.26**	**152.26**	**7.8**	**5.4**	**6.8**
FY2001	674,898	(40.0)	180.65	180.65	9.6	6.6	8.4

Note 1: Equity in earnings of affiliates: FY2002 18,090 million yen, FY2001 103,614 million yen

Note 2: Average number of shares issued and outstanding in each year (consolidated): FY2002 3,655,303,873 shares, FY2001 3,735,862,211 shares

Note 3: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2002	**19,305,730**	**7,264,112**	**37.6**	**2,015.82**
FY2001	17,019,783	7,077,411	41.6	1,921.29

Note: Number of shares issued and outstanding at the end of each year (consolidated): FY2002 3,603,54 7,886 shares, FY2001 3,683,674,455 shares

(3) Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at the end of the year
	Million yen	Million yen	Million yen	Million yen
FY2002	**1,532,660**	**(1,810,811)**	**392,148**	**1,657,160**
FY2001	1,428,018	(1,318,738)	(166,713)	1,510,892

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	470 companies
Number of unconsolidated subsidiaries	-
Number of affiliates	231 companies (including 58 affiliates accounted for under the equity method)

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries		
(increase)	107 companies	Yamanashi Toyopet Co., Ltd., Toyota Corolla Nanshin Co., Ltd., Hino Motors, Ltd., Kuozui Motors Ltd., etc.
(decrease)	17 companies	Toyota Vista Nagasaki Co., Ltd., Toyota L&F Tokyo Co., Ltd., etc.
Affiliates accounted for under the equity method		
(increase)	1 company	UMW Toyota Capital Sdn. Bhd.
(decrease)	3 companies	Hino Motors, Ltd., Kuozui Motors Ltd.

TOYOTA MOTOR CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes is less than 20% of consolidated income from continuing operations before income taxes and the investment in and advances to each company is less than 20% of consolidated total assets.

Report of Independent Accountants

To the Shareholders and Board of Directors of
Toyota Jidosha Kabushiki Kaisha
("Toyota Motor Corporation")

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Toyota Motor Corporation and its consolidated subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

June 26, 2002
Nagoya, Japan

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions March 31 2001	Yen in millions March 31 2002	U.S. dollars in millions March 31, 2002
Current assets:			
Cash and cash equivalents	¥ 1,510,892	¥ 1,657,160	$ 12,436
Time deposits	48,917	19,977	150
Marketable securities	488,096	600,737	4,508
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥33,050 million in 2001 and ¥28,182 million ($211 million) in 2002	1,271,820	1,456,935	10,934
Finance receivables, net	1,633,247	2,020,491	15,163
Other receivables	357,380	508,970	3,821
Inventories	876,252	961,840	7,218
Deferred income taxes	355,051	433,524	3,253
Prepaid expenses and other current assets	323,485	413,211	3,101
Total current assets	6,865,140	8,072,845	60,584
Noncurrent finance receivables, net	2,068,768	2,671,460	20,048
Investments and other assets:			
Marketable securities and other securities investments	1,862,389	1,531,126	11,491
Affiliated companies	1,397,604	1,321,950	9,921
Officers and employees receivables	21,740	21,151	159
Other	346,240	580,188	4,354
	3,627,973	3,454,415	25,925
Property, plant and equipment:			
Land	847,635	1,032,381	7,748
Buildings	2,075,147	2,421,918	18,176
Machinery and equipment	6,213,626	6,959,054	52,225
Vehicles and equipment on operating leases	1,525,164	1,584,161	11,889
Construction in progress	142,278	234,224	1,758
	10,803,850	12,231,738	91,796
Less - Accumulated depreciation	(6,345,948)	(7,124,728)	(53,469)
	4,457,902	5,107,010	38,327
Total assets	¥17,019,783	¥19,305,730	$144,884

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Current liabilities:			
Short-term borrowings	¥ 1,469,007	¥ 1,825,564	$ 13,700
Current portion of long-term debt	714,674	1,158,814	8,696
Accounts payable	1,290,072	1,420,608	10,661
Other payables	607,170	575,011	4,315
Accrued expenses	814,153	928,160	6,966
Income taxes payable	252,235	327,713	2,459
Other current liabilities	405,976	436,288	3,275
Total current liabilities	5,553,287	6,672,158	50,072
Long-term liabilities:			
Long-term debt	3,083,344	3,722,706	27,938
Accrued pension and severance costs	505,150	754,403	5,662
Deferred income taxes	553,266	467,061	3,505
Other long-term liabilities	62,208	133,669	1,003
Total long-term liabilities	4,203,968	5,077,839	38,108
Minority interest in consolidated subsidiaries	185,117	291,621	2,189
Shareholders' equity:			
Common stock, ¥50 par value in 2001 and no par value in 2002, authorized: 9,815,185,400 shares in 2001 and 9,780,185,400 shares in 2002; issued and outstanding: 3,684,997,492 shares in 2001 and 3,649,997,492 shares in 2002	397,050	397,050	2,980
Additional paid-in capital	488,655	490,538	3,681
Retained earnings	6,479,073	6,804,722	51,067
Accumulated other comprehensive loss	(282,491)	(267,304)	(2,006)
Treasury stock, at cost	(4,876)	(160,894)	(1,207)
Total shareholders' equity	7,077,411	7,264,112	54,515
Commitments and contingencies			
Total liabilities and shareholders' equity	¥17,019,783	¥19,305,730	$144,884

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Net revenues:				
Sales of products	¥12,121,428	¥12,583,937	¥13,626,210	$102,260
Financing operations	528,349	553,133	690,664	5,183
	12,649,777	13,137,070	14,316,874	107,443
Costs and expenses:				
Cost of products sold	9,839,833	10,218,599	10,874,455	81,609
Cost of financing operations	401,998	427,340	459,195	3,446
Selling, general and administrative	1,709,385	1,700,402	1,889,592	14,181
	11,951,216	12,346,341	13,223,242	99,236
Operating income	698,561	790,729	1,093,632	8,207
Other income (expense):				
Interest and dividend income	73,972	71,358	55,778	419
Interest expense	(47,348)	(40,886)	(26,786)	(201)
Foreign exchange gain (loss), net	91,267	(5,954)	(16)	(0)
Other income (loss), net	64,228	292,042	(150,507)	(1,130)
	182,119	316,560	(121,531)	(912)
Income before income taxes, minority interest and equity in earnings of affiliated companies	880,680	1,107,289	972,101	7,295
Provision for income taxes	422,731	523,876	422,789	3,173
Income before minority interest and equity in earnings of affiliated companies	457,949	583,413	549,312	4,122
Minority interest in consolidated subsidiaries	(7,632)	(12,129)	(10,835)	(81)
Equity in earnings of affiliated companies	31,619	103,614	18,090	136
Net income	¥ 481,936	¥ 674,898	¥ 556,567	$ 4,177
	Yen			U.S. dollars
Net income per share:				
- Basic	¥128.27	¥180.65	¥152.26	$1.14
- Diluted	¥128.27	¥180.65	¥152.26	$1.14
Cash dividends per share:	¥24.00	¥25.00	¥28.00	$0.21

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Yen in millions					
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 1999	¥397,020	¥487,531	¥5,807,875	¥ (34,155)	¥ (2,988)	¥6,655,283
Comprehensive income:						
Net income			481,936			481,936
Other comprehensive income (loss) -						
Foreign currency translation adjustments				(181,313)		(181,313)
Unrealized gains on securities, net of reclassification adjustment				82,870		82,870
Minimum pension liability adjustment				7,251		7,251
Total comprehensive income						390,744
Dividends paid			(87,958)			(87,958)
Purchase and retirement of common stock			(45,457)		(472)	(45,929)
Balance at March 31, 2000	397,020	487,531	6,156,396	(125,347)	(3,460)	6,912,140
Issuance during the year	30	1,124				1,154
Comprehensive income:						
Net income			674,898			674,898
Other comprehensive income (loss) -						
Foreign currency translation adjustments				161,280		161,280
Unrealized losses on securities, net of reclassification adjustment				(304,995)		(304,995)
Minimum pension liability adjustment				(13,429)		(13,429)
Total comprehensive income						517,754
Dividends paid			(88,625)			(88,625)
Purchase and retirement of common stock			(263,596)		(1,416)	(265,012)
Balance at March 31, 2001	397,050	488,655	6,479,073	(282,491)	(4,876)	7,077,411
Issuance during the year		1,883				1,883
Comprehensive income:						
Net income			556,567			556,567
Other comprehensive income (loss) -						
Foreign currency translation adjustments				133,897		133,897
Unrealized losses on securities, net of reclassification adjustment				(3,576)		(3,576)
Minimum pension liability adjustment				(114,344)		(114,344)
Net losses on derivative instruments				(790)		(790)
Total comprehensive income						571,754
Change in subsidiaries' year-ends			(3,061)			(3,061)
Dividends paid			(98,639)			(98,639)
Purchase and retirement of common stock			(129,218)		(156,018)	(285,236)
Balance at March 31, 2002	¥397,050	¥490,538	¥6,804,722	¥(267,304)	¥(160,894)	¥7,264,112

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)

	U.S. dollars in millions					
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
Balance at March 31, 2001	$2,980	$3,667	$48,623	$(2,120)	$ (37)	$53,113
Issuance during the year		14				14
Comprehensive income:						
Net income			4,177			4,177
Other comprehensive income (loss) -						
Foreign currency translation adjustments				1,005		1,005
Unrealized losses on securities, net of reclassification adjustment				(27)		(27)
Minimum pension liability adjustment				(858)		(858)
Net losses on derivative instruments				(6)		(6)
Total comprehensive income						4,291
Change in subsidiaries' year-ends			(23)			(23)
Dividends paid			(740)			(740)
Purchase and retirement of common stock			(970)		(1,170)	(2,140)
Balance at March 31, 2002	$2,980	$3,681	$51,067	$(2,006)	$(1,207)	$54,515

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income	¥ 481,936	¥ 674,898	¥ 556,567	$ 4,177
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation	822,315	784,784	809,841	6,078
Provision for doubtful accounts and credit losses	33,755	27,131	44,407	333
Pension and severance costs, less payments	27,307	45,138	53,543	402
Loss on disposal of fixed assets	19,544	22,409	46,834	352
Unrealized (gains) losses on trading securities, net	(41,614)	13,377	-	-
Unrealized losses on available-for-sale securities, net	-	-	179,649	1,348
Realized gain on disposition of ownership interest in telecommunication subsidiary	-	(180,950)	-	-
Gain on securities contribution to employee retirement benefit trust	-	(161,151)	-	-
Deferred income taxes	88,406	49,325	(142,811)	(1,072)
Minority interest in consolidated subsidiaries	7,632	12,129	10,835	81
Equity in earnings of affiliated companies	(31,619)	(103,614)	(18,090)	(136)
Changes in operating assets and liabilities:				
(Increase) decrease in notes and accounts receivable	(86,911)	(111,632)	61,997	465
(Increase) decrease in inventories	(73,172)	(49,374)	11,705	88
(Increase) decrease in other current assets	(169,200)	4,486	(253,993)	(1,906)
Increase (decrease) in accounts payable	98,812	(7,911)	(809)	(6)
Increase (decrease) in accrued income taxes	(77,952)	141,525	74,888	562
Increase (decrease) in other current liabilities	(79,176)	220,357	139,954	1,050
Other	78,862	47,091	(41,857)	(314)
Net cash provided by operating activities	1,098,925	1,428,018	1,532,660	11,502
Cash flows from investing activities:				
Additions to finance receivables	(2,681,142)	(3,697,376)	(3,853,741)	(28,921)
Collection of finance receivables	1,961,026	2,801,160	2,453,540	18,413
Proceeds from sale of finance receivables	127,037	507,811	624,393	4,686
Additions to fixed assets excluding equipment leased to others	(838,309)	(762,274)	(940,547)	(7,059)
Additions to equipment leased to others	(538,395)	(439,132)	(608,046)	(4,563)
Proceeds from sales of fixed assets excluding equipment leased to others	80,375	61,265	56,525	424
Proceeds from sales of equipment leased to others	381,852	337,047	412,191	3,093
Payments for investments and other assets	(61,261)	(70,906)	(28,450)	(214)
Purchases of marketable securities and security investments	(1,144,839)	(949,058)	(653,756)	(4,906)
Proceeds from sales of marketable securities and security investments	447,925	234,608	147,722	1,109
Proceeds on maturity of marketable securities and security investments	537,106	597,409	604,081	4,533
Decrease in time deposits	323,594	45,190	31,519	237
Payment for additional investments in affiliated companies, net of cash acquired	(18,351)	(34,204)	(27,510)	(206)
Other	34,865	49,722	(28,732)	(215)
Net cash used in investing activities	¥(1,388,517)	¥(1,318,738)	¥(1,810,811)	$(13,589)

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Cash flows from financing activities:				
Purchase and retirement of common stock	¥ (45,929)	¥ (265,012)	¥ (285,236)	$ (2,140)
Proceeds from issuance of long-term debt	1,006,046	1,117,360	1,701,727	12,771
Payments of long-term debt	(654,745)	(958,475)	(1,012,523)	(7,599)
Increase in short-term borrowings	332,853	28,039	73,884	554
Dividends paid	(87,958)	(88,625)	(98,639)	(740)
Other	-	-	12,935	97
Net cash provided by (used in) financing activities	550,267	(166,713)	392,148	2,943
Effect of exchange rate changes on cash and cash equivalents	(65,465)	39,057	32,271	242
Net increase (decrease) in cash and cash equivalents	195,210	(18,376)	146,268	1,098
Cash and cash equivalents at beginning of year	1,334,058	1,529,268	1,510,892	11,338
Cash and cash equivalents at end of year	¥1,529,268	¥1,510,892	¥ 1,657,160	$12,436

The accompanying notes are an integral part of these financial statements.

TOYOTA MOTOR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations:

Toyota Motor Corporation (the "parent company") and its subsidiaries (collectively "Toyota") are primarily engaged in the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. Certain foreign subsidiary results were reported in the consolidated financial statements using a December 31 year-end. During the year ended March 31, 2002, the year-ends of certain of these foreign subsidiaries were changed from December 31 to March 31. As a result, Toyota decreased retained earnings by ¥3,061 million ($23 million) to reflect the impact of conforming the year-ends at March 31, 2001. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

Estimates -

The preparation of Toyota's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: warranty, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations and post-employment benefit costs and other than temporary losses on marketable securities.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting transaction gains or losses are taken into income currently.

Revenue recognition -

Revenue from sales of vehicles and parts is generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below. Provisions for sales allowances and incentives are recognized at the time of the sale.

Revenue from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy.

Revenue from retail financing contracts and finance leases is recognized using the effective yield method. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

Other costs -

Advertising and sales promotion costs are expensed as incurred. Advertising costs were ¥260,529 million, ¥276,596 million and ¥319,657 million ($2,399 million) for the years ended March 31, 2000, 2001 and 2002, respectively.

Estimated costs related to product warranties are accrued at the time of sale.

Research and development costs are expensed as incurred and were ¥451,177 million, ¥475,716 million and ¥589,306 million ($4,423 million) for the years ended March 31, 2000, 2001 and 2002, respectively.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities -

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains or losses included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Should Toyota acquire securities in the future and designate them as held-to-maturity investments, such securities would be carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. In determining if a decline in value is other than temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average cost method, are reflected in the statement of income.

Allowance for credit losses -

Allowances for credit losses are established based primarily on historical loss experience. Other factors affecting collectibility are also evaluated in determining the amount to be provided. Upon repossession of the collateral for a delinquent account, losses are charged to the allowance for credit losses and the estimated realizable value of the asset reflected in other assets. When it is determined the collateral cannot be recovered, losses are charged to the allowance for credit losses.

Inventories -

Inventories are valued at cost, not in excess of market, cost being determined on the "average cost" basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the "specific identification" basis or "last in, first out" ("LIFO") basis. Inventories valued on the LIFO basis totaled ¥170,103 million and ¥190,565 million ($1,430 million) at March 31, 2001 and 2002, respectively. Had the "first in, first out" basis been used for those companies using the LIFO basis, inventories would have been ¥34,457 million and ¥23,375 million ($175 million) higher than reported at March 31, 2001 and 2002, respectively.

During the year ended March 31, 2001 and 2002, certain vehicle inventory quantities accounted for on the LIFO basis were reduced. These reductions resulted in the liquidation of LIFO inventory layers. The effects of these liquidations were not material to Toyota's financial position or results of operations for the years ended March 31, 2001 and 2002.

Property, plant and equipment -

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 20 to 50 years for buildings and from 2 to 25 years for machinery and equipment.

Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line basis over the lease term, generally three years, to the estimated residual value.

Long-lived assets -

Toyota reviews its long-lived assets, including goodwill and investments in affiliated companies stated at cost, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

Environmental matters -

Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liability does not reflect any offset for possible recoveries from insurance companies and is not discounted. There were no material changes in the liability for all periods presented.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes.

Effective April 1, 2001, Toyota adopted Statement of Financial Accounting Standards ("FAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which has been amended by FAS No. 137 and No. 138 (see Note 19). FAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized in earnings.

Net income per share -

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period; 3,757,276,120, 3,735,862,211 and 3,655,303,873 for the years ended March 31 2000, 2001 and 2002, respectively. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from assumed exercise of dilutive stock options. The effective of dilutive stock options was de-minims for the years ended March 31, 2000, 2001 and 2002.

Stock-based compensation -

Toyota measures compensation expense for its stock-based directors' compensation plan using the intrinsic value method.

Other comprehensive income -

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and gains/losses on derivative instruments and adjustments to recognize additional minimum liabilities associated with Toyota's defined benefit pension plans.

Recent pronouncements -

In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 141, *Business Combinations.* FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In June 2001, the FASB issued FAS No. 142, *Goodwill and Other Intangible Assets.* FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. Toyota adopted FAS 142 on April 1, 2002. At March 31, 2002, the amount of unamortized goodwill is insignificant and management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In June 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Toyota is required to adopt FAS No. 143 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In August 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes FAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. Toyota adopted FAS No. 144 on April 1, 2002. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥133.25 = U.S. $1, the approximate current exchange rate at March 29, 2002, was used for the translation of the accompanying consolidated financial amounts of Toyota as of and for the year ended March 31, 2002.

4. Supplemental cash flow information:

Cash payments for income taxes were ¥414,708 million, ¥330,203 million and ¥530,207 million ($3,979 million) for the years ended March 31, 2000, 2001 and 2002, respectively. Interest payments during the years ended March 31, 2000, 2001 and 2002 were ¥237,155 million, ¥250,405 million and ¥241,251 million ($1,811 million), respectively.

Capital lease obligations of ¥81,701 million, ¥31,252 million and ¥2,888 million ($22 million) were incurred for the years ended March 31, 2000, 2001 and 2002, respectively.

5. Acquisitions and dispositions

During the year ended March 31, 2001, Toyota's telecommunication subsidiary, IDO Corporation, merged with two Japanese telecommunication companies and Toyota's ownership interest in the surviving entity, DDI Corporation ("KDDI"), became 13.3%. As a result, Toyota recognized a ¥180,950 million gain on the disposition of its IDO shares which is included "Other income (loss), net" in the accompany consolidated statements of income and Toyota's consolidated financial statements no longer include the accounts of this former subsidiary from the merger date. The book values of assets and liabilities of IDO at the date of the merger are as follows:

	Yen in millions
Assets	¥603,627
Liabilities	(571,150)

During the year ended March 31, 2002, Toyota sold its industrial equipment businesses to an affiliated company. The results of operations and book values of assets and liability of the industrial equipment business were immaterial. The gain recognized by Toyota on the sale was immaterial.

At March 31, 2001, Toyota had a 36.6% ownership interest in Hino Motor Corporation ("Hino") that was accounted for using the equity method. Hino is primarily engaged in the design, manufacture and sale of trucks, buses and related parts. In August 2001, Toyota acquired an additional ownership interest in Hino for ¥66,287 million ($497 million) in cash. As a result, Toyota's ownership interests in Hino increased to 50.2% and Toyota's consolidated financial statements include the accounts of Hino from the acquisition date. The fair values of assets acquired and liabilities assumed at the date of acquisition based on the preliminary allocation of purchase price are as follows:

	Yen in millions	U.S. dollars in millions
	For the year ended March 31, 2002	For the year ended March 31, 2002
Assets acquired	¥ 829,413	$ 6,224
Liabilities assumed	(674,154)	(5,059)
Minority interest	(93,366)	(701)
Goodwill	4,394	33
Less – Cash acquired	(34,801)	(261)
Net cash paid	¥ 31,486	$ 236

The following represents the unaudited pro forma results of operations of Toyota for the year ended March 31, 2001 and 2002, as if the additional ownership interest in Hino had been acquired as of April 1, 2000. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Yen in millions		U.S. dollars in millions
	For the year ended March 31,		For the year ended March 31,
	2001	2002	2002
Net revenue	¥13,620,493	¥14,552,408	$109,211
Net income	675,554	556,967	4,180
Net income per share :			
Basic	¥180.83	¥152.37	$1.14
Diluted	180.83	152.37	1.14

During the years ended March 31, 2001 and 2002, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were immaterial.

6. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions			
	March 31, 2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale				
Debt securities	¥1,330,994	¥ 50,076	¥ 9,630	¥1,371,440
Equity securities	664,894	270,183	216,487	718,590
Total	¥1,995,888	¥320,259	¥226,117	¥2,090,030
Securities not practicable to fair value				
Debt securities	¥244,874			
Equity securities	15,581			
Total	¥260,455			

	Yen in millions			
	March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale				
Debt securities	¥1,443,392	¥33,656	¥ 9,743	¥1,467,305
Equity securities	481,478	88,196	5,260	564,414
Total	¥1,924,870	¥121,852	¥15,003	¥2,031,719
Securities not practicable to fair value				
Debt securities	¥ 12,629			
Equity securities	87,515			
Total	¥100,144			

	U.S. dollars in millions			
	March 31, 2002			
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale				
Debt securities	$10,832	$253	$ 73	$11,012
Equity securities	3,613	662	39	4,236
Total	$14,445	$915	$112	$15,248
Securities not practicable to fair value				
Debt securities	$ 95			
Equity securities	656			
Total	$751			

At March 31, 2001 and 2002, debt securities classified as available-for-sale mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities from 1 to 10 years.

For the year ended March 31, 2000, the net unrealized gains on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥82,870 million. For the year ended March 31, 2001 and 2002, the net unrealized gains decreased by ¥304,995 and ¥3,576 million ($27 million), respectively.

Proceeds from sales of available-for-sale securities were ¥447,925 million, ¥234,608 million and ¥147,722 million ($1,109 million) for the years ended March 31, 2000, 2001 and 2002, respectively. On those sales, gross realized gains were ¥35,696 million, ¥41,134 million and ¥8,885 million ($67 million) and gross realized losses were ¥64 million, ¥81 million and ¥7 million ($0 million), respectively.

During the year ended March 31, 2001, Toyota contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥269,700 million. The securities held in this trust are qualified as plan assets. Upon contribution of these marketable securities, a net unrealized gain of ¥161,151 million was realized and included in "Other income (loss), net" in the accompanying consolidated statement of income. Since the unrealized gain, net of tax, had already been recorded as accumulated other comprehensive income, the contribution itself did not impact the amount of comprehensive income.

During the year ended March 31, 2002, Toyota recognized a pretax loss of ¥212,909 million ($1,598 million) for other than temporary decline in market value of its 13.3% ownership interest in KDDI which is included in "Other income (loss), net" in the accompany consolidated statements of income.

In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments", issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Toyota's management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other than temporary. If the impairment is determined to be other than temporary, the cost of the investment is written-down by the impaired amount and is recognized currently as a realized loss.

7. Finance receivables:

Finance receivables consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Retail	¥ 1,900,537	¥ 2,723,834	$ 20,442
Finance leases	1,223,340	1,391,924	10,446
Wholesale and other dealer loans	895,968	952,260	7,146
	4,019,845	5,068,018	38,034
Unearned income	(279,538)	(323,897)	(2,431)
Allowance for credit losses	(38,292)	(52,170)	(392)
Finance receivables, net	3,702,015	4,691,951	35,211
Less - Current portion	(1,633,247)	(2,020,491)	(15,163)
Noncurrent finance receivables, net	¥ 2,068,768	¥ 2,671,460	$ 20,048

The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2002 are summarized as follows:

	Yen in millions			U.S. dollars in millions		
Year ending March 31:	Retail	Finance lease	Wholesale and other dealer loans	Retail	Finance lease	Wholesale and other dealer loans
2003	¥ 815,587	¥ 307,428	¥874,928	$ 6,121	$2,307	$6,566
2004	692,768	236,048	10,718	5,199	1,772	81
2005	557,726	190,141	14,304	4,186	1,427	107
2006	403,677	212,959	15,509	3,029	1,598	116
2007	212,234	71,878	23,896	1,593	539	179
Thereafter	41,842	249	12,905	314	2	97
	¥2,723,834	¥1,018,703	¥952,260	$20,442	$7,645	$7,146

Finance leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Minimum lease payments	¥ 907,992	¥1,018,703	$ 7,645
Estimated unguaranteed residual values	315,348	373,221	2,801
	1,223,340	1,391,924	10,446
Less - Unearned income	(233,653)	(185,219)	(1,390)
Less - Allowance for credit losses	(13,761)	(14,087)	(106)
Finance leases, net	¥ 975,926	¥1,192,618	$ 8,950

Toyota maintains programs to sell retail finance receivables and interests finance lease receivables through limited purpose subsidiaries. Toyota services securitized receivables and is paid a servicing fee of 1% of the total principal balance of the securitizations. In a subordinated capacity, the limited purpose subsidiaries retain excess servicing cash flows, certain cash deposits and other related amounts which are held as restricted assets subject to limited recourse provisions. These restricted assets are not available to satisfy any obligations of Toyota. The investors have recourse to the interest-only strips, restricted cash held by the securitization trusts, and any subordinated retained interest. The investors do not have recourse to other assets held by Toyota for failure of debtors to pay when due.

At March 31, 2001 and 2002, Toyota's retained interest and investments relating to these securitizations included interest in trusts of ¥65,826 million and ¥68,076 million ($511 million), respectively, interest only strips of ¥16,072 million and ¥14,971 million ($112 million), respectively, and other receivables of ¥21,975 million and ¥6,427 million ($48 million), respectively.

Toyota sold finance receivables under these programs of ¥125,791 million, ¥502,765 million and ¥613,765 million ($4,606 million) and recognized a pretax gain resulting from these sales of ¥1,246 million, ¥5,046 million and ¥10,628 million ($80 million) for the years ended March 31, 2000, 2001 and 2002, respectively, after providing an allowance for estimated credit and residual value losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The fair value of retained interests was estimated by discounting expected cash flows using management's best estimates of key assumptions. Key economic assumptions used in measuring the fair value of retained interests at the date of securitization for securitizations completed during the year ended March 31, 2002 were as follows:

Collateral prepayment speed	1.0% - 1.5%
Weighted average life (in years)	1.26 - 1.50
Collateral expected credit losses (per annum)	0.59% - 0.70%
Discount rate used on residual cash flows	8.0% - 24.5%
Discount rate used on the subordinated tranch	5.0% - 8.0%

The following table summarizes certain cash flows received from and paid to the securitization trusts for the year ended March 31, 2002:

	Yen in millions		U.S. dollars in millions	
	Retail	Leases	Retail	Leases
Proceeds from new securitizations	¥596,246	¥ -	$4,475	$ -
Servicing fees received	7,258	675	54	5
Excess interest received from interest only strips	22,438	225	168	2
Repurchases of delinquent receivables	(187)	(38,893)	(1)	(292)
Reimbursement of servicer advances	862	2,337	6	18
Reimbursements of maturity advances	-	8,623	-	65

During the years ended March 31, 2001 and 2002, servicing fee assets in the amounts of ¥3,221 million and ¥1,999 million ($15 million), respectively, were recorded in conjunction with retail loan securitizations executed. The amortized balance of servicing fee assets at March 31, 2001 and 2002, amounted to approximately ¥2,230 million and ¥2,265 million ($17 million), respectively. No servicing fee assets were recorded during the year ended March 31, 2000.

The outstanding balance of retail finance receivables sold through securitizations which Toyota continues to service totaled ¥525,146 million and ¥658,127 million ($4,939 million) at March 31, 2001 and 2002, respectively. The outstanding balance of interests in lease finance receivables sold through securitizations which Toyota continues to service totaled ¥140,379 million at March 31, 2001. No such outstanding balance of interests in lease finance receivables existed as at March 31, 2002.

Toyota recorded an adjustment to other receivables totaling ¥3,683 million, ¥9,393 million, and ¥8,748 million ($66 million) for the years ended March 31, 2000, 2001 and 2002, respectively. These impairments were recognized when the future undiscounted cash flows of the assets were estimated to be insufficient to recover the related carrying values resulting from higher return rates and an increase in vehicle disposition loss assumptions.

Toyota evaluates the key economic assumptions used in the initial valuation of the retained assets and performs subsequent review of those assumptions on a quarterly basis. The assumptions reviewed include prepayment speed, loss severity, and discount rate. The retained assets are not considered to have a ready available market value. Toyota records its retained assets at fair value estimated using quoted market prices or discounted cash flow analysis. Unrealized gains, net of income taxes, related to the retained assets are included in comprehensive income. If management deems the excess between the carrying value and the fair value to be unrecoverable, the asset is written down through earnings.

Historical amounts as of March 31, 2001 and 2002 and delinquency amounts for the years ended March 31, 2001 and 2002 for the managed portfolio for all receivables owned and securitized are as follows:

	Yen in millions	
	March 31, 2001	
	Retail	Leases
Principal amount outstanding	¥1,743,472	¥1,803,961
Number of contracts outstanding	1,107,442	702,952
Number of delinquent contracts over 60 days	3,388	1,470
Credit losses (net of recoveries)	¥ 6,356	¥ 8,521
Residual value losses	-	37,243
Comprised of:		
Receivables held in portfolio	¥1,218,264	¥1,663,494
Receivables securitized	525,208	140,391

	Yen in millions		U.S. dollars in millions	
	March 31, 2002		March 31, 2002	
	Retail	Leases	Retail	Leases
Principal amount outstanding	¥2,534,753	¥1,806,017	$19,023	$13,554
Number of contracts outstanding	1,411,992	620,258		
Number of delinquent contracts over 60 days	8,403	5,296		
Credit losses (net of recoveries)	¥ 12,393	¥ 12,248	$ 93	$ 92
Residual value losses	-	48,541	-	364
Comprised of:				
Receivables held in portfolio	¥1,876,572	¥1,655,031	$14,083	$12,420
Receivables securitized	658,181	150,986	4,939	1,133

Static pool losses are calculated by summing the actual and projected future losses and dividing the sum by the original balance of each pool of assets. Actual to date and expected static pool credit losses for the retail loan securitizations were 0.18% and 0.52%, respectively, as of March 31, 2001, and 0.42% and 0.60%, respectively, as of March 31, 2002. Actual to date and expected static pool credit losses for the lease securitizations were 1.64% and 0.12%, respectively, as of March 31, 2001 and 1.74% and 0%, respectively, as of March 31, 2002. Actual to date and expected residual value losses for the lease securitizations were 3.75% and 2.72%, respectively, as of March 31, 2001 and 5.95% and 0%, respectively, as of March 31, 2002.

At March 31, 2002, the key economic assumptions and the sensitivity of the current fair value of the residual cash flows to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

	Yen in millions	U.S. dollars in millions
	Retail	Retail
Balance Sheet carrying amount/fair value of retained interests	¥49,228	$369
Prepayment speed assumption (annual rate)	1.0 - 1.6%	
Impact on fair value of 10% adverse change	¥(1,386)	$(10)
Impact on fair value of 20% adverse change	(2,786)	(21)
Residual cash flows discount rate (annual rate)	5.0 - 15.0%	
Impact on fair value of 10% adverse change	¥(558)	$(4)
Impact on fair value of 20% adverse change	(1,100)	(8)
Expected credit losses (annual rate)	0.5 - 0.6%	
Impact on fair value of 10% adverse change	¥(665)	$(5)
Impact on fair value of 20% adverse change	(1,331)	(10)

This hypothetical scenario does not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may drastically differ from the above analysis.

8. Other receivables:

Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9. Inventories:

Inventories consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Finished goods	¥601,839	¥653,959	$4,908
Raw materials	110,668	152,712	1,146
Work in process	126,143	113,195	849
Supplies and other	37,602	41,974	315
	¥876,252	¥961,840	$7,218

10. Vehicles and equipment on operating leases:

Vehicles and equipment on operating leases consist of the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Vehicles	¥1,492,901	¥1,556,297	$11,680
Equipment and other	41,167	38,747	291
Less - Allowance for credit losses	(8,904)	(10,883)	(82)
	1,525,164	1,584,161	11,889
Less - Accumulated depreciation	(372,369)	(356,243)	(2,674)
Vehicles and equipment on operating leases, net	¥1,152,795	¥1,227,918	$ 9,215

Rental income from vehicles and equipment on operating leases were ¥277,426 million, ¥289,550 million and ¥314,626 million ($2,361 million) for the years ended March 31, 2000, 2001 and 2002, respectively. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

Year ending March 31:	Yen in millions	U.S. dollars in millions
2003	¥250,288	$1,878
2004	169,311	1,271
2005	94,759	711
2006	39,579	297
2007	5,439	41

The future minimum rentals as shown above should not be considered indicative of future cash collections.

11. Allowance for doubtful accounts and credit losses:

An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Yen in millions			U.S. dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Allowance for doubtful accounts at beginning of year	¥57,525	¥59,423	¥40,601	$305
Provision for doubtful accounts	19,077	5,616	3,728	28
Write-offs	(17,726)	(12,089)	(2,052)	(15)
Other	547	(12,349)	17,587	131
Allowance for doubtful accounts at end of year	¥59,423	¥40,601	¥59,864	$449

The other amount includes the impact of additional ownership interest acquired in affiliated companies, disposal of ownership interest in Toyota's telecommunication subsidiary and currency translation adjustment during the years ended March 31, 2000, 2001 and 2002.

A portion of the allowance for doubtful accounts balance at March 31, 2001 and 2002 relates to non-current notes receivable balances reported as other assets totaling ¥7,551 million and ¥31,682 million ($238 million), respectively.

An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Yen in millions			U.S. dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Allowance for credit losses at beginning of year	¥45,537	¥39,680	¥47,196	$ 354
Provision for credit losses	14,678	21,515	40,679	305
Charge-offs, net of recoveries	(11,639)	(18,315)	(29,628)	(222)
Other	(8,896)	4,316	4,806	37
Allowance for credit losses at end of year	¥39,680	¥47,196	¥63,053	$ 474

The other amount primarily includes the impact of currency translation adjustment during the years ended March 31, 2000, 2001 and 2002.

12. Investments in and transactions with affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Current assets	¥3,533,094	¥3,234,930	$24,277
Noncurrent assets	5,373,996	6,360,853	47,736
Total assets	¥8,907,090	¥9,595,783	$72,013
Current liabilities	¥2,777,992	¥2,493,933	$18,716
Long-term liabilities	1,998,497	2,846,732	21,364
Shareholders' equity	4,130,601	4,255,118	31,933
Total liabilities and shareholders' equity	¥8,907,090	¥9,595,783	$72,013
Toyota's share of shareholders' equity	¥1,308,654	¥1,332,458	$10,000
Number of affiliated companies at end of period	60	58	

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Net revenues	¥8,891,362	¥9,841,869	¥10,492,823	$78,745
Gross profit	¥933,570	¥1,009,400	¥1,037,455	$7,786
Net income	¥90,781	¥269,745	¥224,287	$1,683

Entities comprising a significant portion of Toyota's investment in affiliated companies include Denso Corporation; Aioi Insurance Co., Ltd.; Toyota Industries Corporation; Toyota Tsusho Corporation; and Aisin Seiki Co., Ltd.

Certain affiliated companies accounted for by the equity method with carrying amounts of ¥1,077,493 million and ¥1,088,588 million ($8,170 million) at March 31, 2001 and 2002, respectively, were quoted on various established markets at an aggregate value of ¥1,438,592 million and ¥1,150,032 million ($8,631 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Trade accounts and other receivables	¥155,973	¥201,527	$1,512
Accounts payable	466,852	461,569	3,464

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Sales of products	¥ 697,801	¥ 682,317	¥ 749,830	$ 5,627
Purchases	2,886,648	3,006,546	3,439,208	25,810

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 were ¥12,452 million, ¥13,871 million and ¥14,530 million ($109 million), respectively.

Toyota has convertible debt securities issued by affiliated companies in amount of ¥57,096 million and ¥54,033 million ($406 million) as of March 31, 2001 and 2002, respectively, which were included in "Investments and other assets - affiliated companies" in the consolidated balance sheet at cost. Fair value of those securities as of March 31, 2001 and 2002 were ¥80,060 million and ¥67,978 million ($510 million), respectively. Maturities of these convertible debt securities range from 3 to 6 years.

At March 31, 2001, Toyota had a 49.9% ownership interest in The Chiyoda Fire and Marine Insurance Company ("Chiyoda"), which was accounted for using the equity method of accounting, and a 19.3% ownership interest in Dai-Tokyo Fire and Marine Insurance Company Limited ("Dai-Tokyo"), which was accounted for as a marketable security investment. On April 1, 2001, Chiyoda and Dai-Tokyo merged with Dai-Tokyo being the surviving corporation and Dai-Tokyo changed its name to Aioi Insurance Co., Ltd. ("Aioi"). Toyota's ownership interest in Aioi at the merger was 33.4% and Toyota is accounting for its ownership in Aioi using the equity method of accounting.

13. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2001 and 2002 consisted of the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Loans, principally from banks, with a weighted-average interest at March 31, 2001 of 2.96% per annum and at March 31, 2002 of 1.44% per annum, respectively	¥ 664,440	¥ 874,416	$ 6,562
Commercial paper with a weighted-average interest at March 31, 2001 of 5.65% per annum and at March 31, 2002 of 2.19% per annum, respectively	804,567	951,148	7,138
	¥1,469,007	¥1,825,564	$13,700

At March 31, 2002, Toyota had unused lines of credit amounting to ¥2,739,575 million ($20,560 million) of which ¥873,658 million ($6,557 million) related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 2001 and 2002 comprises the following:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Unsecured loans, representing obligations principally to banks, due 2001 to 2031 in 2001 and due 2002 to 2032 in 2002 with interest ranging from 0.10% to 21.20% per annum in 2001 and from 0.09% to 17.00% per annum in 2002	¥ 416,425	¥ 562,231	$ 4,219
Secured loans, representing obligations principally to banks, due 2001 to 2019 in 2001 and due 2002 to 2019 in 2002 with interest ranging from 0.55% to 8.50% per annum in 2001 and from 0.35% to 4.70% per annum in 2002	12,794	61,290	460
Medium-term notes of consolidated subsidiaries, due 2001 to 2011 in 2001 and due 2002 to 2012 in 2002 with interest ranging from 0.30% to 8.13% per annum in 2001 and from 0.03% to 8.13% per annum in 2002	2,006,449	2,632,323	19,755
Unsecured 0.45% convertible bonds of consolidated subsidiaries, due 2003, convertible at ¥672 ($5) for one common share, redeemable before due date	13,308	13,308	100
Unsecured notes of parent company, due 2002 to 2018 in 2001 and due 2002 to 2018 in 2002 with interest ranging from 1.40% to 6.25% per annum in 2001 and from 1.40% to 6.25% per annum in 2002	523,900	514,750	3,863
Unsecured notes of consolidated subsidiaries, due 2001 to 2008 in 2001 and due 2002 to 2008 in 2002 with interest ranging from 0.72% to 7.00% per annum in 2001 and from 0.52% to 7.00% per annum in 2002	680,391	871,142	6,538
Notes payable related to securitized finance receivables structured as collateralized borrowings	-	138,103	1,036
Long-term capital lease obligations, due 2001 to 2017 in 2001 and due 2002 to 2017 in 2002, with interest ranging from 0.95% to 9.33% per annum in 2001 and from 0.95% to 9.33% per annum in 2002	144,751	88,373	663
	3,798,018	4,881,520	36,634
Less - Current portion due within one year	(714,674)	(1,158,814)	(8,696)
	¥3,083,344	¥ 3,722,706	$27,938

At March 31, 2002, property, plant and equipment with a book value of ¥127,230 million ($955 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations. In addition, other assets aggregating ¥232,384 million ($1,744 million) was pledged as collateral by consolidated subsidiaries for certain debt obligations including "Notes payable related to securitized finance receivables structured as collateralized borrowings".

At March 31, 2002, approximately 47%, 27% and 26% of long-term debt is denominated in U.S. dollars, Japanese yen and other currencies, respectively.

The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31:	Yen in millions	U.S. dollars in millions
2003	¥1,158,814	$8,696
2004	1,090,072	8,181
2005	722,774	5,424
2006	565,211	4,242
2007	207,789	1,559

Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

14. Income taxes:

The components of income before income taxes comprise the following:

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Income before income taxes:				
Parent company and domestic subsidiaries	¥703,614	¥ 920,823	¥706,795	$5,304
Foreign subsidiaries	177,066	186,466	265,306	1,991
	¥880,680	¥1,107,289	¥972,101	$7,295

The provision for income taxes consisted of the following:

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Current income tax expense:				
Parent company and domestic subsidiaries	¥255,503	¥371,797	¥467,891	$ 3,511
Foreign subsidiaries	78,822	102,754	97,709	734
Total current	334,325	474,551	565,600	4,245
Deferred income tax expense (benefit):				
Parent company and domestic subsidiaries	87,063	58,391	(157,152)	(1,179)
Foreign subsidiaries	1,343	(9,066)	14,341	107
Total deferred	88,406	49,325	(142,811)	(1,072)
Total provision	¥422,731	¥523,876	¥422,789	$ 3,173

Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3% in 2000, 2001 and 2002. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended March 31		
	2000	2001	2002
Statutory tax rate	41.3%	41.3%	41.3%
Increase (reduction) in taxes resulting from:			
Non-deductible expenses	0.9	0.7	0.7
Tax on equity earnings in affiliated companies	1.5	2.2	1.0
Valuation allowance	2.2	1.5	1.2
Other	2.1	1.6	(0.7)
Effective income tax rate	48.0%	47.3%	43.5%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Deferred tax assets:			
Accrued severance costs	¥254,427	¥269,834	$ 2,025
Warranty reserves and accrued expenses	92,684	128,344	963
Other accrued employees' compensation	62,751	81,331	610
Operating loss carryforwards for tax purposes	63,186	94,700	711
Inventory adjustments	55,126	45,586	342
Property, plant and equipment and other assets	78,109	92,369	693
Other	113,618	154,657	1,161
Gross deferred tax assets	719,901	866,821	6,505
Less - Valuation allowance	(73,339)	(103,211)	(774)
Total deferred tax assets	646,562	763,610	5,731
Deferred tax liabilities:			
Unrealized gain on securities	(45,237)	(13,494)	(101)
Undistributed earnings of affiliates accounted for by the equity method	(307,571)	(287,073)	(2,154)
Basis difference of acquired assets	(15,350)	(17,777)	(135)
Lease transactions	(211,298)	(239,900)	(1,800)
Gain on securities contribution to employee retirement benefit trust	(66,523)	(66,523)	(499)
Gain on disposition of ownership interest in telecommunication subsidiaries	(74,696)	-	-
Other	(73,497)	(78,456)	(589)
Gross deferred tax liabilities	(794,172)	(703,223)	(5,278)
Net deferred tax assets (liabilities)	¥(147,610)	¥ 60,387	$ 453

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the years ended March 31, 2000, 2001 and 2002 consisted of the following:

	Yen in millions			U.S. dollars in millions
	March 31			March 31,
	2000	2001	2002	2002
Valuation allowance at beginning of year	¥45,825	¥72,437	¥ 73,339	$ 550
Additions	28,164	27,857	27,976	210
Deductions	(5,014)	(9,561)	(16,089)	(121)
Other	3,462	(17,394)	17,985	135
Valuation allowance at end of year	¥72,437	¥73,339	¥103,211	$ 774

The other amount includes the impact of additional ownership interest of acquired affiliated companies, changes in the statutory tax rates and currency translation adjustment during the years ended March 31, 2000, 2001 and 2002. In addition, the other amount during the year ended March 31, 2001, includes the impact of the disposal of ownership interest in Toyota's telecommunication subsidiary.

Net deferred tax liabilities are included in the consolidated balance sheets as follows:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
	2001	2002	2002
Deferred tax assets:			
Deferred income taxes (Current assets)	¥355,051	¥433,524	$ 3,253
Investments and other assets - other	55,092	101,342	761
Deferred tax liabilities:			
Other current liabilities	(4,487)	(7,418)	(56)
Deferred income taxes (Long-term liabilities)	(553,266)	(467,061)	(3,505)
Net deferred tax assets (liabilities)	¥(147,610)	¥ 60,387	$ 453

Management of Toyota intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future aggregating ¥1,282,199 million ($9,623 million) as of March 31, 2002. Toyota estimates an additional tax provision of ¥86,217 million ($647 million) would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2002 amounted to approximately ¥238,393 million ($1,789 million) and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire in years 2003 to 2007, with the exception of ¥116,645 million ($875 million) which are not subject to expiration.

15. Other payables:

Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.

16. Shareholders' equity:

Changes in the number of shares of common stock outstanding have resulted from the following:

	For the year ended March 31		
	2000	2001	2002
Common stock outstanding:			
Balance at beginning of year	3,760,650,129	3,749,405,129	3,684,997,492
Issuance during the year	-	588,963	-
Purchase and retirement	(11,245,000)	(64,996,600)	(35,000,000)
Balance at end of year	3,749,405,129	3,684,997,492	3,649,997,492

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus equals 25% of stated capital. Legal reserve included in retained earnings as of March 31, 2001 and 2002 were ¥121,405 million and ¥127,100 million ($954 million) and are restricted to be used as dividends.

The amounts of unrestricted consolidated retained earnings pursuant to accounting principles generally accepted in Japan were ¥6,038,471 million and ¥6,398,695 million ($48,020 million) as of March 31, 2001 and 2002, respectively.

In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2002 includes amounts representing final cash dividends of ¥54,088 million ($406 million), ¥15.0 ($0.11) per share, which were approved at the shareholders' meeting held on June 26, 2002.

Retained earnings at March 31, 2002 includes ¥569,812 million ($4,276 million) relating to equity in undistributed earnings of companies accounted for by the equity method.

On June 26, 1997, the shareholders of the parent company approved a stock repurchase policy in accordance with the Japanese Commercial Code. Under the stock repurchase policy, the shareholders authorized Toyota's repurchase, subject to the approval of the Board of Directors, of up to 370 million shares of its common stock without the limitation of time. In accordance with this plan, the parent company repurchased shares approximately 11 million, 65 million and 77 million during the years ended March 31, 2000, 2001 and 2002, respectively. The results of repurchases and retirement of common stock reduced retained earnings for the years ended March 31, 2000, 2001 and 2002 by ¥45,457 million, ¥263,596 million and ¥129,218 million ($970 million), respectively. As of March 31, 2001 and 2002, Toyota's unused authorized shares for the repurchase of shares of common stock under the policy were 245.7 million shares and 169.1 million shares, respectively. In October 2001, the Japanese

Commercial Code has been modified. The new Japanese Commercial Code allows the company to purchase treasury stock at any reason at any time by the resolution of the Board of Directors up to the limitation approved by the Shareholders' meeting. On June 26, 2002, the shareholders of the parent company approved to purchase treasury stock up to 170 million shares and up to ¥600,000 million during the period up to the resolution of next Ordinary General Shareholders' Meeting which would be held in June 2003.

In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥2,576,606 million ($19,337 million) would have been transferred from retained earnings to the appropriate capital accounts.

Detailed components of accumulated other comprehensive income at March 31, 2001 and 2002 and the related changes, net of taxes for the years ended March 31, 2000, 2001 and 2002 consist of the following:

	Yen in millions				
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Net losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 1999	¥(286,352)	¥ 259,448	¥ (7,251)	¥ -	¥ (34,155)
Other comprehensive income (loss)	(181,313)	82,870	7,251	-	(91,192)
Balance at March 31, 2000	(467,665)	342,318	-		(125,347)
Other comprehensive income (loss)	161,280	(304,995)	(13,429)	-	(157,144)
Balance at March 31, 2001	(306,385)	37,323	(13,429)	-	(282,491)
Other comprehensive income (loss)	133,897	(3,576)	(114,344)	(790)	15,187
Balance at March 31, 2002	¥(172,488)	¥ 33,747	¥(127,773)	¥(790)	¥(267,304)

	U.S. dollars in millions				
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustment	Net losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2001	$(2,299)	$280	$(101)	$ -	$(2,120)
Other comprehensive income (loss)	1,005	(27)	(858)	(6)	114
Balance at March 31, 2002	$(1,294)	$253	$(959)	$(6)	$(2,006)

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Yen in millions		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2000:			
Foreign currency translation adjustments	¥(182,910)	¥ 1,597	¥(181,313)
Unrealized gains on securities:			
Unrealized holding gains arising during period	163,896	(67,657)	96,239
Less: reclassification adjustment for gains included in net income	(22,768)	9,399	(13,369)
Minimum pension liability adjustment	12,346	(5,095)	7,251
Other comprehensive loss	¥ (29,436)	¥(61,756)	¥ (91,192)
For the year ended March 31, 2001:			
Foreign currency translation adjustments	¥ 163,100	¥ (1,820)	¥ 161,280
Unrealized losses on securities:			
Unrealized holding losses arising during period	(322,266)	147,804	(174,462)
Less: reclassification adjustment for gains included in net income	(86,805)	35,833	(50,972)
Less: reclassification adjustment for realized gains on securities contribution to employee retirement benefit trust	(161,151)	81,590	(79,561)
Minimum pension liability adjustment	(22,869)	9,440	(13,429)
Other comprehensive income (loss)	¥(429,991)	¥272,847	¥(157,144)
For the year ended March 31, 2002:			
Foreign currency translation adjustments	¥ 136,250	¥ (2,353)	¥ 133,897
Unrealized losses on securities:			
Unrealized holding losses arising during period	(166,570)	68,686	(97,884)
Less: reclassification adjustment for losses included in net income	160,606	(66,298)	94,308
Minimum pension liability adjustment	(194,727)	80,383	(114,344)
Net losses on derivative instruments	(1,074)	284	(790)
Other comprehensive income (loss)	¥ (65,515)	¥80,702	¥ 15,187

	U.S. dollars in millions		
	Pre-tax amount	Tax expense (benefit)	Net-of-tax amount
For the year ended March 31, 2002:			
Foreign currency translation adjustments	$ 1,022	$ (17)	$1,005
Unrealized losses on securities:			
Unrealized holding losses arising during period	(1,250)	515	(735)
Less: reclassification adjustment for losses included in net income	1,205	(497)	708
Minimum pension liability adjustment	(1,461)	603	(858)
Net losses on derivative instruments	(8)	2	(6)
Other comprehensive income (loss)	$ (492)	$606	$ 114

17. Stock-based compensation:

In June 1997, the parent company's shareholders approved a stock option plan for board members. In June 2001, the shareholders approved the amendment of the plan to include certain employees in addition. Each year, since the plans inception, the shareholders have approved the authorization for grant of options for the purchase of Toyota's common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term of four years are granted with an exercise price equal to 1.025 times the closing price of Toyota's common stock on the date of grant and generally vest two years from the date of grant.

Subsequent to March 31, 2002, the shareholders approved the authorization of an additional 2,200,000 shares for issuance under the Toyota's stock option plan for board members and key employees.

The following table summarizes stock option activity:

	Number of options	Yen Weighted-average exercise price	Weighted-average remaining contractual life in years
Balance at March 31, 1999	845,000	¥3,620	2.87
Granted	465,000	4,141	
Exercised	(141,000)	3,598	
Canceled	(182,000)	3,622	
Balance at March 31, 2000	987,000	3,868	2.63
Granted	455,000	4,838	
Exercised	(84,000)	3,623	
Canceled	(35,000)	4,141	
Balance at March 31, 2001	1,323,000	4,210	2.24
Granted	1,361,000	4,203	
Exercised	(166,100)	3,610	
Canceled	(236,100)	4,320	
Balance at March 31, 2002	2,281,800	¥4,238	2.59
Exercisable at March 31, 2002	560,800	¥3,939	0.93

The following table summarizes information for options outstanding and exercisable at March 31, 2002:

	Outstanding				Exercisable		
Exercise Price range	Number of shares	Weighted-average exercise price	Weighted-average exercise price	Weighted-average remaining life	Number of shares	Weighted-average exercise price	Weighted-average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,639 - 4,838	2,281,800	¥4,238	$32	2.59	560,800	¥3,939	$30

Toyota has measured compensation for the stock-based compensation plan using the intrinsic value method, which requires compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant. Had Toyota recognized stock-based compensation expense based on the fair value of granted options at the grant date, net income and diluted net income per share for the years ended March 31, 2000, 2001 and 2002 would have been as follows:

		Yen in millions			U.S. dollars in millions
		For the year ended March 31			For the year ended March 31,
		2000	2001	2002	2002
Net income	As reported	¥481,936	¥674,898	¥556,567	$4,177
	Pro forma	481,444	674,252	555,846	4,171
Net income per share:					
- Basic	As reported	¥128.27	¥180.65	¥152.26	$1.14
	Pro forma	128.14	180.48	152.07	1.14
- Diluted	As reported	¥128.27	¥180.65	¥152.26	$1.14
	Pro forma	128.14	180.48	152.07	1.14

The weighted-average fair value per option at the date of grant for options granted during the year ended March 31, 2000, 2001 and 2002 was ¥857, ¥1,327 and ¥1,046 ($8), respectively. The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2000	2001	2002
Dividend rate	0.6%	0.5%	0.8%
Risk-free interest rate	1.9%	1.7%	1.3%
Expected volatility	26%	36%	33%
Expected holding period (years)	4	4	4

18. Employee benefit plans:

Pension and severance plans -

On terminating employment, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on current rates of pay and lengths of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit. With respect to directors' resignations, lump-sum severance indemnities calculated by using a similar formula are normally paid subject to approval of the shareholders.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program ("substituted portion"), under which the contributions are made by the companies and their employees, and an additional portion representing the noncontributory pension plans. The defined benefits under the noncontributory portion of the plans, in general, cover more than fifty percent of the indemnities under the existing regulations to employees. The remaining portion of the indemnities is covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts. Toyota revised its pension plan for the years ended March 31, 2001 and 2002, which reduced the projected benefit obligation. These effects of the reductions in the projected benefit obligations have been reflected as an unrecognized prior service cost.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently invested or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

Toyota recorded an additional minimum liability totaling ¥39,513 million and ¥222,997 million ($1,674 million) at March 31, 2001 and 2002, respectively, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets and accrued pension and severance costs are as follows:

	Yen in millions March 31		U.S. dollars in millions March 31,
	2001	2002	2002
Projected benefit obligation	¥291,524	¥1,688,348	$12,671
Accumulated benefit obligation	267,705	1,437,233	10,786
Fair value of plan assets	162,088	859,464	6,450

Information regarding Toyota's defined benefit plans is as follows:

	Yen in millions March 31		U.S. dollars in millions March 31,
	2001	2002	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	¥1,731,045	¥1,880,582	$14,113
Service cost	68,084	74,926	562
Interest cost	53,118	58,149	436
Plan participants' contributions	8,818	12,515	94
Actuarial loss	78,961	205,345	1,541
Acquisition and other	38,341	80,192	602
Benefits paid	(54,427)	(62,633)	(470)
Plan amendment	(43,358)	(10,678)	(80)
Benefit obligation at end of year	1,880,582	2,238,398	16,798
Change in plan assets:			
Fair value of plan assets at beginning of year	932,896	1,123,899	8,435
Actual return on plan assets	(125,078)	(87,984)	(660)
Employer contribution	303,589	41,352	310
Acquisition and other	28,584	37,178	279
Plan participants' contributions	8,818	12,515	94
Benefits paid	(24,910)	(29,925)	(225)
Fair value of plan assets at end of year	1,123,899	1,097,035	8,233
Funded status	756,683	1,141,363	8,565
Unrecognized actuarial loss	(386,216)	(693,143)	(5,202)
Unrecognized prior service cost	136,877	135,129	1,014
Unrecognized net transition obligation	(84,212)	(65,127)	(488)
Net amount recognized	¥ 423,132	¥ 518,222	$ 3,889
Amounts included in the consolidated balance sheets are comprised of:			
Accrued pension and severance costs	¥505,150	¥754,403	$ 5,662
Prepaid pension and severance costs	(42,505)	(13,184)	(99)
Investments and other assets	(16,644)	(5,401)	(41)
Accumulated other comprehensive income	(22,869)	(217,596)	(1,633)
Net amount recognized	¥423,132	¥518,222	$ 3,889

	Yen in millions			U.S. dollars in millions
	For the year ended March 31			For the year ended March 31,
	2000	2001	2002	2002
Weighted-average assumptions as of March 31, 2000, 2001 and 2002:				
Discount rate	3.0 - 8.5%	2.5 - 8.7%	2.5 - 7.2%	
Expected return on plan assets	3.0 - 9.0%	1.5 - 9.0%	1.5 - 9.0%	
Rate of compensation increase	2.0 - 7.5%	2.0 - 6.5%	1.5 - 6.0%	
Components of net periodic (benefit) cost:				
Service cost	¥ 58,495	¥ 68,084	¥ 74,926	$ 562
Interest cost	52,073	53,118	58,149	436
Expected return on plan assets	(24,971)	(29,184)	(29,465)	(221)
Amortization of prior service cost	-	(8,867)	(12,723)	(95)
Recognized net actuarial loss	5,955	2,184	17,228	129
Amortization of net transition obligation	18,878	18,960	19,055	143
Net periodic pension cost	¥110,430	¥104,295	¥127,170	$ 954

The parent company and its Japanese subsidiaries represent substantially all of the pension obligation at March 31, 2001 and 2002. The weighted-average assumptions used for the discount rate and expected return on plan assets to determine the pension obligation for the parent company and the Japanese subsidiaries were 3.0% and 3.0% for the year ended March 31, 2001, and 2.5% and 2.5% for the year ended March 31, 2002, respectively.

Amounts arising from the actuarial loss for the year ended March 31, 2002 were primarily due to changes in estimates made for actuarial assumptions in 2002 as compared to 2001.

As discussed in Note 6, during the year ended March 31, 2001, Toyota contributed certain marketable equity securities having a fair value of ¥269,700 million at the date of contribution to an employee retirement trust, which is included in plan assets and reflected as an employer contribution.

Return of the substituted portion of the Employee Pension Fund
to the government -

Originally, the Japanese government pension plan consisted of two tiers, "Basic National Pension" and "Welfare Pension Insurance Relating to Salaries". "Basic National Pension" is funded by the company to the government and "Welfare Pension Insurance Relating to Salaries" is funded by the contributions both by the employer and employees to the government. Companies are allowed to establish private pension plans in lieu of participating in the "Welfare Pension Insurance Relating to Salaries." In order to give more benefits to its employees, Toyota established such a private employee pension fund which consists of the portion substituting "Welfare Pension Insurance Relating to Salaries" (the "Substituted Portion"), and the portion of additional employee pension fund (the "Additional Portion").

In June 2001, the Contributed Benefit Pension Plan Law was enacted and allows a company to return the Substituted Portion to the government thereby eliminating the company's responsibility for future-benefits. In order to return the Substituted Portion, a company must obtain approval from the Minister of Health, Labor and Welfare for the exemption from the payment of future benefits. In addition, a company must obtain approval from the same body to return the Substituted Portion to the government. Once a company receives approvals, the company will be released from any obligations relating to the Substituted Portion of plan assets transferred to the government. The amount of the transfer is based on amounts determined by the government.

The parent company applied for exemption from the payment of future benefits and subsequent to March 31, 2002, received approval from the Minister of Health, Labor and Welfare. It expects to apply for return of the Substituted Portion and receives approvals by December 31, 2003.

The projected benefit obligation of the Substituted Portion that the parent company received approval to exempt from the payment of future benefits was ¥611,354 million ($4,588 million) as at March 31, 2002.

The return of the substituted portion is expected to occur during the year ending March 31, 2004. The financial effect on Toyota, if any, as a result of the return of the substituted portion can not be determined at this present time due to, among other matters, possible changes in the unrecognized actuarial gain or loss for the period up to the date of the actual return of Substituted Portion and the determination of the actual amount of the related plan assets to be transferred to the government.

Postretirement benefits other than pensions
and postemployment benefits -

Toyota's U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are currently unfunded and provided through various insurance companies and health care providers. The cost of these benefits are recognized over the period the employee provides credited service to Toyota.

Toyota's obligations under these arrangements are not material.

19. Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps and interest rate currency swap agreements to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Toyota adopted FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, on April 1, 2001. Upon adoption of this statement, Toyota recorded a net transition adjustment gain of ¥8,986 million ($67 million), net of income tax expense of ¥4,967 million ($37 million), in net income, and a net transition adjustment loss of ¥2,451 million ($18 million), net of income tax benefit of ¥1,453 million ($11 million), in accumulated other comprehensive loss.

Fair value hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the year ended March 31, 2002, Toyota reported ¥625 million ($5 million) of loss related to the ineffective portion of Toyota's fair value hedges which is included in cost of financing operation, together with net gain of ¥4,749 million ($36 million) resulting from fair value hedges. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

Cash flow hedges -

Toyota enters into interest rate swaps, and interest rate currency swap agreements to manage its exposure to interest rate risk, and foreign currency exchange risk mainly associated with financing in currencies in which it operates. Interest rate swap agreements are used in managing Toyota's exposure to the variability of interest payments due to the change in interest rate arising principally in variable-rate debts issued by Toyota. Interest rate swap agreements, which are designated as, and qualify as cash flow hedges are executed as an integral part of specific debt transactions and the critical terms of the interest rate swaps and the hedged debt transactions are the same. Toyota uses interest rate currency swap agreements to manage the foreign-currency exposure to variability in functional-currency-equivalent cash flows principally from debts or borrowings denominated in currencies other than functional currencies.

Net derivative gains and losses included in other comprehensive income are reclassified into earnings at the time that the associated hedged transactions impact the income statement. For the year ended March 31, 2002, net derivative gains of ¥4,762 million ($36 million) were reclassified to foreign currency exchange gains. These net gains were offset by net losses from transactions being hedged. The components of each derivative's gain or loss are included in the assessment of hedge effectiveness, and no hedge ineffectiveness was reported because all critical terms of derivative financial instruments designated as, and qualify as, cash flow hedging instruments are same as those of hedged debt transactions. Toyota expects to reclassify ¥790 million ($6 million) of losses included in other comprehensive income as at March 31, 2002, into earnings in next twelve months.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, which manage its exposure to foreign currency exchange fluctuation and interest rate fluctuation from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in cost of financing operation and foreign currency exchange gains or losses.

20. Other financial instruments:

Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments incurred in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota's risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota's financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty, based on the creditworthiness of these financial institutions. Collateral is generally not required of the counterparties or of Toyota. Toyota believes that the overall credit risk related to its financial instruments is insignificant.

The estimated fair values of Toyota's financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

Asset (Liability)	Yen in millions	
	Carrying amount	Estimated fair value
At March 31, 2001		
Cash and cash equivalents	¥ 1,510,892	¥ 1,510,892
Time deposits	48,917	48,917
Total finance receivables, net	2,726,089	2,655,063
Other receivables	357,380	357,380
Short-term borrowings	(1,469,007)	(1,469,007)
Long-term debt including the current portion	(3,653,267)	(3,695,957)
Foreign exchange forward contracts	(14,582)	(14,614)
Interest rate and currency swap agreements	(121,955)	(33,914)
Option contracts purchased	4,690	1,529
Option contracts written	11,978	11,978

Asset (Liability)	Yen in millions		U.S. dollars in millions	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
At March 31, 2002				
Cash and cash equivalents	¥ 1,657,160	¥ 1,657,160	$ 12,436	$ 12,436
Time deposits	19,977	19,977	150	150
Total finance receivables, net	3,499,333	3,514,838	26,261	26,378
Other receivables	508,970	508,970	3,821	3,821
Short-term borrowings	(1,825,564)	(1,825,564)	(13,700)	(13,700)
Long-term debt including the current portion	(4,793,147)	(4,808,126)	(35,971)	(36,083)
Foreign exchange forward contracts	953	953	7	7
Interest rate and currency swap agreements	(58,416)	(58,416)	438	438
Option contracts purchased	13,393	13,393	101	101
Option contracts written	6,447	6,447	48	48

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

Cash and cash equivalents, time deposits and other receivables -

In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

Finance receivables, net -

The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2001 and 2002. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2001 and 2002.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota's current incremental borrowing rates for similar liabilities.

21. Lease commitments:

Toyota leases certain assets under capital lease and operating lease arrangements.

An analysis of leased assets under capital leases is as follows:

	Yen in millions		U.S. dollars in millions
	March 31		March 31,
Class of property	2001	2002	2002
Building	¥ 9,049	¥ 9,836	$ 74
Machinery and equipment	131,841	155,455	1,166
Less - Accumulated depreciation	(76,373)	(101,169)	(759)
	¥ 64,517	¥ 64,122	$ 481

Amortization expense under capital leases for the years ended March 31, 2000, 2001 and 2002 were ¥27,991 million, ¥17,355 million and ¥18,361 million ($138 million), respectively.

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2002 are as follows:

	Yen in millions	U.S. dollars in millions
Year ending March 31:		
2003	¥ 17,459	$131
2004	13,853	104
2005	12,393	93
2006	11,560	87
2007	8,116	61
Thereafter	39,923	299
Total minimum lease payments	103,304	775
Less - Amount representing interest	14,931	112
Present value of net minimum lease payments	88,373	663
Less - Current obligations	14,535	109
Long-term capital lease obligations	¥ 73,838	$554

Rental expense under operating leases for the years ended March 31, 2000, 2001 and 2002 were ¥74,500 million, ¥64,744 million and ¥72,989 million ($548 million), respectively.

The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2002 are as follows:

	Yen in millions	U.S. dollars in millions
Year ending March 31:		
2003	¥10,324	$ 77
2004	8,126	61
2005	6,081	45
2006	5,355	40
2007	4,007	31
Thereafter	10,801	81
Total minimum future rentals	¥44,694	$335

22. Other commitments and contingencies, concentrations and factors that may affect future operations:

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and other assets approximated ¥54,822 million ($411 million).

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥806,899 million ($6,056 million) at March 31, 2002. These contingent liabilities primarily relate to Toyota's guarantee of customers' performance under certain lease arrangements originated by certain of Toyota's dealers. The guarantees are secured by the related vehicles and Toyota makes provision for estimated losses which may occur.

In September 1998, the California Air Resources Board issued a recall order against Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc., seeking the recall of approximately 337,000 Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in California. The California Air Resources Board claims that the on-board diagnostic systems installed in these vehicles do not properly detect gas vapor leaks within the vehicles and illuminate warning lights when required by evaporative emissions regulatory requirements. In October 1998, Toyota filed a petition contesting the recall order under California administrative hearing procedures. After a full hearing on the claims, an administrative law judge in February 2000 the administrative law judge issued a recommended decision concluding that (i) the Toyota vehicles meet the applicable standard for evaporative emissions monitoring, (ii) Toyota did not timely inform the California Air Resources Board of certain enabling conditions programmed into the operation of the evaporative emissions monitoring system, and (iii) the recall order should be dismissed. In February 2002, Toyota and the California Air Resources Board executed a settlement under which Toyota will contribute funds to the state Air Pollution Control Fund and to selected projects proposed by the Air Resources Board staff. In addition, Toyota will extend warranties for the evaporative emission control system of relevant Toyota models from 3 years or 50,000 miles to 14 years or 150,000 miles and also accelerate introduction of near-zero-emission cars. The estimated cost of the settlement to Toyota has been agreed to be ¥1,053 million ($8 million).

In July 1999, the U.S. Environmental Protection Agency, represented by the U.S. Department of Justice, filed a federal lawsuit against Toyota's U.S. subsidiary, Toyota Motor Sales U.S.A., Inc., in the United States District Court for the District of Columbia. This lawsuit relates to approximately 2.2 million Toyota and Lexus vehicles in the 1996, 1997 and 1998 model years sold in the United States (including the vehicles subject to the California proceeding). This lawsuit alleges that Toyota violated the U.S. Clean Air Act as a result of similar claims of noncompliance with on-board diagnostic systems as were raised in the California proceeding. The complaint seeks a judgment enjoining Toyota from selling in the United States any new vehicle between the 1996 and 1998 model years that does not conform to the applicable federal regulations and ordering Toyota to take appropriate action to remedy the alleged violations of the Clean Air Act as well as civil penalties civil penalties of up to $27,500 for each vehicle allegedly sold in violation of that Act. In November 1999, the Environmental Protection Agency and the Department of Justice named Toyota and its U.S. subsidiary, Toyota Technical Center, U.S.A., Inc., as additional defendants. The case has been in the discovery stage since that time. The deadline for completing discovery has been extended, at the government's motion, until August 2002.
Toyota believes that it has valid defenses to the federal claim and intends to vigorously defend that action. Because litigation is subject to many uncertainties, it is not feasible for Toyota to predict the outcome of that action if fully litigated. Although the final judgment could have a material effect on Toyota's consolidated operating results and cash flows for a particular reporting period, Toyota does not expect that this matter should have a material effect on its consolidated financial position.

Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability and customer satisfaction claims in the United States. Although certain matters purport to seek potentially substantial damages, the fact of liability and the resulting damages, if any, cannot be determined. Amounts recorded for identified contingent liabilities including those related to product liability and customer satisfaction claims are estimates, which are reviewed periodically by Toyota and its legal counsel and adjusted to reflect additional information when it comes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, Toyota management believes that losses from such matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows for any year.

In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: (1) manufacturers are to be financially responsible for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers are additionally responsible for vehicles put on the market before July 1, 2002; (2) manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; and (3) 95% of parts of vehicles sold as of a specified date to be determined in a future directive must be re-usable and recoverable.

In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota's vehicles sold in the European Union. Toyota has provided for its estimated liability related to covered vehicles in existence at March 31, 2002. However, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

Toyota has a concentration of material purchases from a supplier which is an affiliated company. These purchases approximate 10% of material costs.

Toyota has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2002.

23. <u>Segment data:</u>

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, recreational and sport-utility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota's products as well as other products. The All Other segment includes Toyota's telecommunications business which was disposed of during the year ended March 31, 2001, its operations that manufacture and market industrial vehicles which were transferred to affiliated company during the year ended

March 31, 2002, and prefabricated housing and various other business activities.

The following tables present certain information regarding Toyota's industry segments and operations by geographic areas as of and for the years ended March 31, 2000, 2001 and 2002:

Segment Operating results and assets -

As of and for the year ended March 31, 2000:

	Yen in millions				
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥11,098,864	¥ 534,154	¥1,207,787	¥ (191,028)	¥12,649,777
Depreciation	574,533	183,174	64,608	-	822,315
Operating income	638,990	31,667	26,453	1,451	698,561
Segment assets	7,557,700	4,752,270	1,089,532	3,041,458	16,440,960
Investment in equity method investees	1,066,349	179,845	8,702	49,595	1,304,491
Expenditures for segment assets	720,682	465,808	196,732	(6,518)	1,376,704

As of and for the year ended March 31, 2001:

	Yen in millions				
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥11,723,043	¥ 571,058	¥1,069,378	¥ (226,409)	¥13,137,070
Depreciation	569,159	164,503	51,122	-	784,784
Operating income (loss)	765,557	31,693	(4,578)	(1,943)	790,729
Segment assets	7,951,107	5,531,568	584,948	2,952,160	17,019,783
Investment in equity method investees	1,155,536	181,285	8,411	50,981	1,396,213
Expenditures for segment assets	776,086	358,026	109,320	(42,026)	1,201,406

As of and for the year ended March 31, 2002:

	Yen in millions				
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	¥13,193,994	¥ 698,022	¥728,848	¥ (303,990)	¥14,316,874
Depreciation	603,468	186,146	20,227	-	809,841
Operating income (loss)	1,057,948	45,115	(2,954)	(6,477)	1,093,632
Segment assets	9,121,406	6,910,593	650,912	2,622,819	19,305,730
Investment in equity method investees	1,065,455	185,072	3,950	66,495	1,320,972
Expenditures for segment assets	924,386	565,227	37,921	21,059	1,548,593

	U.S. dollars in millions				
	Automotive	Financial Services	All Other	Intersegment Elimination/ Unallocated Amount	Total
Revenues	$99,017	$ 5,238	$5,469	$ (2,281)	$107,443
Depreciation	4,529	1,397	152	-	6,078
Operating income (loss)	7,939	339	(22)	(49)	8,207
Segment assets	68,454	51,862	4,885	19,683	144,884
Investment in equity method investees	7,996	1,389	30	498	9,913
Expenditures for segment assets	6,937	4,242	285	158	11,622

Geographic Information -

Revenues for the year ended March 31:

	Yen in millions			U.S. dollars in millions
	2000	2001	2002	2002
Japan				
External customers	¥ 6,280,553	¥ 6,462,066	¥ 6,437,931	$ 48,315
Intercompany	3,112,958	3,308,518	3,832,912	28,764
Total	9,393,511	9,770,584	10,270,843	77,079
North America				
External customers	4,517,648	4,802,167	5,548,847	41,642
Intercompany	141,168	164,280	244,553	1,836
Total	4,658,816	4,966,447	5,793,400	43,478
Europe				
External customers	1,088,095	1,013,967	1,265,509	9,497
Intercompany	14,548	31,295	56,828	427
Total	1,102,643	1,045,262	1,322,337	9,924
Other foreign countries				
External customers	763,481	858,870	1,064,587	7,989
Intercompany	63,254	81,729	96,919	728
Total	826,735	940,599	1,161,506	8,717
Elimination of intercompany revenue	(3,331,928)	(3,585,822)	(4,231,212)	(31,755)
Consolidated total	¥12,649,777	¥13,137,070	¥14,316,874	$107,443

Operating income (loss) for the year ended March 31:

	Yen in millions			U.S. dollars in millions
	2000	2001	2002	2002
Japan	¥539,731	¥623,195	¥ 844,049	$6,334
North America	159,457	194,548	264,759	1,987
Europe	(9,897)	(24,893)	(24,147)	(181)
Other foreign countries	3,658	6,636	13,049	98
Elimination of intersegment profits	5,612	(8,757)	(4,078)	(31)
Consolidated total	¥698,561	¥790,729	¥1,093,632	$8,207

Long-lived assets as of March 31:

	Yen in millions			U.S. dollars in millions
	2000	2001	2002	2002
Japan	¥2,788,733	¥2,347,840	¥2,694,473	$20,222
North America	1,503,927	1,645,856	1,826,905	13,710
Europe	224,612	283,468	341,562	2,563
Other foreign countries	181,706	180,738	244,070	1,832
Consolidated total	¥4,698,978	¥4,457,902	¥5,107,010	$38,327

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are not any individually material countries with respect to revenues and long-lived assets included in other foreign countries.

Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length prices. In measuring the reportable segments' income or losses, operating income consists of sales and operating revenue less costs and operating expenses. Unallocated assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Certain financial statement data on non-financial services and financial services businesses -

On July 7, 2000, Toyota established a wholly-owned subsidiary in Japan named Toyota Financial Services Corporation ("TFS"), to manage all Toyota finance companies worldwide. Through TFS, Toyota expects to improve its finance service operations and expand its financial service network to 30 or more countries.

In fiscal 2000, Toyota began preparing certain financial statement data relating to the segmentation of Toyota's non-financial services and financial services businesses. This financial statement data includes balance sheets at March 31, 2001 and 2002 and statements of income and cash flows for each of the three years in the period ended March 31, 2002.

Balance sheets –

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2001	2002	2002
Non-Financial Services Businesses			
Current assets:			
Cash and cash equivalents	¥ 1,456,750	¥ 1,510,974	$ 11,339
Time deposits	48,917	8,327	62
Marketable securities	475,463	596,530	4,477
Trade accounts and notes receivable	1,272,764	1,471,716	11,045
Finance receivables, net	10,635	14,612	110
Inventories	873,456	961,840	7,218
Prepaid expenses and other current assets	1,025,355	1,258,788	9,447
Total current assets	5,163,340	5,822,787	43,698
Noncurrent finance receivables, net	18,835	17,996	135
Investments and other assets	3,385,418	3,265,860	24,509
Property, plant and equipment	3,446,417	3,989,227	29,938
Total Non-Financial Services Businesses assets	12,014,010	13,095,870	98,280
Financial Services Businesses			
Current assets:			
Cash and cash equivalents	54,142	146,186	1,097
Time deposits	-	11,650	87
Marketable securities	12,633	4,207	32
Trade accounts and notes receivable	7,813	-	-
Finance receivables, net	1,622,612	2,005,879	15,054
Inventories	2,796	-	-
Prepaid expenses and other current assets	377,073	539,544	4,049
Total current assets	2,077,069	2,707,466	20,319
Noncurrent finance receivables, net	2,049,933	2,653,464	19,913
Investments and other assets	393,079	431,880	3,241
Property, plant and equipment	1,011,487	1,117,783	8,389
Total Financial Services Businesses assets	5,531,568	6,910,593	51,862
Eliminations	(525,795)	(700,733)	(5,258)
Total assets	¥17,019,783	¥19,305,730	$144,884

	Yen in millions		U.S. dollars in millions
	March 31,		March 31,
	2001	2002	2002
Non-Financial Services Businesses			
Current liabilities:			
Short-term borrowings	¥ 621,648	¥ 834,490	$ 6,263
Current portion of long-term debt	48,292	236,117	1,772
Accounts payable	1,248,698	1,413,373	10,607
Accrued expenses	780,650	872,672	6,549
Income taxes payable	247,613	321,579	2,413
Other current liabilities	814,775	770,219	5,780
Total current liabilities	3,761,676	4,448,450	33,384
Long-term liabilities:			
Long-term debt	775,256	719,375	5,399
Accrued pension and severance costs	503,306	753,806	5,657
Other long-term liabilities	299,684	272,391	2,044
Total long-term liabilities	1,578,246	1,745,572	13,100
Total Non-Financial Services Businesses liabilities	5,339,922	6,194,022	46,484
Financial Services Businesses			
Current liabilities:			
Short-term borrowings	1,098,527	1,407,183	10,560
Current portion of long-term debt	766,522	929,893	6,979
Accounts payable	43,294	7,460	56
Accrued expenses	36,195	58,750	441
Income taxes payable	4,622	6,134	46
Other current liabilities	214,783	263,472	1,977
Total current liabilities	2,163,943	2,672,892	20,059
Long-term liabilities:			
Long-term debt	2,462,719	3,255,970	24,436
Accrued pension and severance costs	1,844	597	4
Other long-term liabilities	315,790	328,338	2,464
Total long-term liabilities	2,780,353	3,584,905	26,904
Total Financial Services Businesses liabilities	4,944,296	6,257,797	46,963
Eliminations	(526,963)	(701,822)	(5,267)
Minority interest in consolidated subsidiaries	185,117	291,621	2,189
Shareholders' equity	7,077,411	7,264,112	54,515
Total liabilities and shareholders' equity	¥17,019,783	¥19,305,730	$144,884

Statements of income –

	Yen in millions			U.S. dollars in millions
	For the year ended March 31,			For the year ended March 31, 2002
	2000	2001	2002	
Non- Financial Services Businesses				
Net revenues	¥12,122,783	¥12,582,339	¥13,677,522	$102,646
Costs and expenses:				
Cost of revenues	9,847,306	10,229,269	10,916,547	81,926
Selling, general and administrative	1,607,501	1,581,775	1,698,652	12,748
Total costs and expenses	11,454,807	11,811,044	12,615,199	94,674
Operating income	667,976	771,295	1,062,323	7,972
Other income (expense), net	169,349	298,018	(158,902)	(1,192)
Income before income taxes, minority interest and equity in earnings of affiliated companies	837,325	1,069,313	903,421	6,780
Provision for income taxes	404,299	504,359	393,149	2,950
Income before minority interest and equity in earnings of affiliated companies	433,026	564,954	510,272	3,830
Minority interest in consolidated subsidiaries	(7,380)	(11,959)	(9,310)	(70)
Equity in earnings of affiliated companies	29,259	94,334	46,353	348
Net income- Non- Financial Services Businesses	454,905	647,329	547,315	4,108
Financial Services Businesses				
Net revenues	534,154	571,058	698,022	5,238
Costs and expenses:				
Cost of revenues	402,621	420,327	460,842	3,458
Selling, general and administrative	99,866	119,038	192,065	1,441
Total costs and expenses	502,487	539,365	652,907	4,899
Operating income	31,667	31,693	45,115	339
Other income (expense), net	13,149	7,074	23,653	177
Income before income taxes, minority interest and equity in earnings of affiliated companies	44,816	38,767	68,768	516
Provision for income taxes	18,432	19,637	29,691	223
Income before minority interest and equity in earnings of affiliated companies	26,384	19,130	39,077	293
Minority interest in consolidated subsidiaries	(101)	(209)	(1,557)	(12)
Equity in earnings of affiliated companies	2,360	9,280	(28,263)	(212)
Net income- Financial Services Businesses	28,643	28,201	9,257	69
Eliminations	(1,612)	(632)	(5)	(0)
Net income	¥ 481,936	¥ 674,898	¥ 556,567	$ 4,177

Statement of cash flows –

	Yen in millions For the year ended March 31, 2000			Yen in millions For the year ended March 31, 2001		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities:						
Net income	¥ 454,905	¥ 28,643	¥ 481,936	¥ 647,329	¥ 28,201	¥ 674,898
Adjustments to reconcile net income to net cash provided by operating activities -						
Depreciation	639,141	183,174	822,315	620,281	164,503	784,784
Provision for doubtful accounts and credit losses	7,043	26,712	33,755	5,675	21,102	27,131
Pension and severance costs, less payments	27,212	95	27,307	44,665	473	45,138
Loss on disposal of fixed assets	19,215	329	19,544	21,541	868	22,409
Unrealized (gains) losses on trading securities, net	(41,614)	-	(41,614)	13,377	-	13,377
Realized gain on disposition of ownership interest in telecommunication subsidiary	-	-	-	(180,950)	-	(180,950)
Gain on securities contribution to employee retirement benefit trust	-	-	-	(161,151)	-	(161,151)
Deferred income taxes	59,482	3,023	88,406	38,541	10,904	49,325
Minority interest in consolidated subsidiaries	7,380	101	7,632	11,959	209	12,129
Equity in earnings of affiliated companies	(29,259)	(2,360)	(31,619)	(94,334)	(9,280)	(103,614)
Changes in operating assets and liabilities	(264,622)	(135,802)	(387,599)	155,491	(61,384)	197,451
Other	36,685	67,550	78,862	(62,014)	108,405	47,091
Net cash provided by operating activities	915,568	171,465	1,098,925	1,060,410	264,001	1,428,018
Cash flows from investing activities:						
Additions to finance receivables	(1,306)	(2,677,980)	(2,681,142)	(7,291)	(3,690,085)	(3,697,376)
Collection of and proceeds from sale of finance receivables	-	2,088,063	2,088,063	-	3,308,971	3,308,971
Additions to fixed assets excluding equipment leased to others	(794,092)	(44,217)	(838,309)	(710,495)	(51,779)	(762,274)
Additions to equipment leased to others	(115,724)	(422,671)	(538,395)	(132,885)	(306,247)	(439,132)
Proceeds from sales of fixed assets excluding equipment leased to others	76,242	4,133	80,375	52,227	9,038	61,265
Proceeds from sales of equipment leased to others	66,581	315,271	381,852	67,264	269,783	337,047
Payments for investments and other assets	(3,130)	(10,692)	(61,261)	(19,175)	(15,795)	(70,906)
Purchases of marketable securities and security investments	(1,061,570)	(83,269)	(1,144,839)	(644,312)	(304,746)	(949,058)
Proceeds from sales of and maturity of marketable securities and security investments	909,331	75,700	985,031	623,359	209,278	832,017
Decrease in time deposits	327,447	(3,853)	323,594	41,971	3,219	45,190
Payment for additional investments in affiliated companies, net of cash acquired	(12,550)	(5,801)	(18,351)	(34,204)	-	(34,204)
Other	(24,467)	2,829	34,865	50,389	403	49,722
Net cash used in investing activities	¥ (633,238)	¥ (762,487)	¥(1,388,517)	¥ (713,152)	¥ (567,960)	¥(1,318,738)

	Yen in millions			Yen in millions		
	For the year ended March 31, 2000			For the year ended March 31, 2001		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from financing activities:						
Purchase and retirement of common stock	¥ (45,929)	¥ -	¥ (45,929)	¥ (265,012)	¥ -	¥ (265,012)
Proceeds from issuance of long-term debt	84,327	917,818	1,006,046	261,939	912,926	1,117,360
Payments of long-term debt	(78,636)	(563,067)	(654,745)	(186,971)	(827,516)	(958,475)
Increase (decrease) in short-term borrowings	35,386	307,426	332,853	(46,006)	138,533	28,039
Dividends paid	(87,958)	-	(87,958)	(88,625)	-	(88,625)
Net cash provided by (used in) financing activities	(92,810)	662,177	550,267	(324,675)	223,943	(166,713)
Effect of exchange rate changes on cash and cash equivalents	(38,334)	(27,131)	(65,465)	35,667	3,390	39,057
Net increase (decrease) in cash and cash equivalents	151,186	44,024	195,210	58,250	(76,626)	(18,376)
Cash and cash equivalents at beginning of year	1,247,314	86,744	1,334,058	1,398,500	130,768	1,529,268
Cash and cash equivalents at end of year	¥1,398,500	¥130,768	¥1,529,268	¥1,456,750	¥ 54,142	¥1,510,892

	Yen in millions			U.S. dollars in millions		
	For the year ended March 31, 2002			For the year ended March 31, 2002		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from operating activities:						
Net income	¥ 547,315	¥ 9,257	¥ 556,567	$ 4,108	$ 69	$ 4,177
Adjustments to reconcile net income to net cash provided by operating activities -						
Depreciation	623,695	186,146	809,841	4,681	1,397	6,078
Provision for doubtful accounts and credit losses	6,329	37,996	44,407	47	285	333
Pension and severance costs, less payments	54,809	(1,267)	53,543	411	(10)	402
Loss on disposal of fixed assets	46,243	591	46,834	347	4	352
Unrealized losses on available-for-sale securities, net	179,649	-	179,649	1,348	-	1,348
Deferred income taxes	(152,766)	10,006	(142,811)	(1,146)	75	(1,072)
Minority interest in consolidated subsidiaries	9,310	1,557	10,835	70	12	81
Equity in earnings of affiliated companies	(46,353)	28,263	(18,090)	(348)	212	(136)
Changes in operating assets and liabilities	90,506	(143,391)	33,742	679	(1,076)	253
Other	(61,002)	32,091	(41,857)	(458)	242	(314)
Net cash provided by operating activities	1,297,735	161,249	1,532,660	9,739	1,210	11,502
Cash flows from investing activities:						
Additions to finance receivables	-	(3,853,741)	(3,853,741)	-	(28,921)	(28,921)
Collection of and proceeds from sale of finance receivables	-	3,077,933	3,077,933	-	23,099	23,099
Additions to fixed assets excluding equipment leased to others	(853,198)	(87,349)	(940,547)	(6,403)	(656)	(7,059)
Additions to equipment leased to others	(130,168)	(477,878)	(608,046)	(977)	(3,586)	(4,563)
Proceeds from sales of fixed assets excluding equipment leased to others	54,972	1,553	56,525	412	12	424
Proceeds from sales of equipment leased to others	115,378	296,813	412,191	866	2,227	3,093
Payments for investments and other assets	(135,891)	15,445	(28,450)	(1,019)	116	(214)
Purchases of marketable securities and security investments	(412,501)	(241,255)	(653,756)	(3,096)	(1,811)	(4,906)
Proceeds from sales of and maturity of marketable securities and security investments	512,028	239,775	751,803	3,842	1,800	5,642
(Increase) decrease in time deposits	42,596	(11,078)	31,519	320	(83)	237
Payment for additional investments in affiliated companies, net of cash acquired	(27,510)	-	(27,510)	(206)	-	(206)
Other	(5,423)	(21,963)	(28,732)	(41)	(165)	(215)
Net cash used in investing activities	¥ (839,717)	¥(1,061,745)	¥(1,810,811)	$(6,302)	$ (7,968)	$(13,589)

	Yen in millions			U.S. dollars in millions		
	For the year ended March 31, 2002			For the year ended March 31, 2002		
	Non-Financial Services Businesses	Financial Services Businesses	Consolidated	Non-Financial Services Businesses	Financial Services Businesses	Consolidated
Cash flows from financing activities:						
Purchase and retirement of common stock	¥ (285,236)	¥ -	¥ (285,236)	$ (2,140)	$ -	$ (2,140)
Proceeds from issuance of long-term debt	79,195	1,734,754	1,701,727	594	13,019	12,771
Payments of long-term debt	(114,700)	(1,005,965)	(1,012,523)	(861)	(7,549)	(7,599)
Increase (decrease) in short-term borrowings	(9,340)	243,471	73,884	(70)	1,827	554
Dividends paid	(98,639)	-	(98,639)	(740)	-	(740)
Other	935	12,000	12,935	7	90	97
Net cash provided by (used in) financing activities	(427,785)	984,260	392,148	(3,210)	7,387	2,943
Effect of exchange rate changes on cash and cash equivalents	23,991	8,280	32,271	180	62	242
Net increase in cash and cash equivalents	54,224	92,044	146,268	407	691	1,098
Cash and cash equivalents at beginning of year	1,456,750	54,142	1,510,892	10,932	406	11,338
Cash and cash equivalents at end of year	¥1,510,974	¥ 146,186	¥ 1,657,160	$11,339	$ 1,097	$12,436

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All financial information discussed in this section is derived from Toyota's consolidated financial statements. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Overview

Toyota's business segments are automotive operations, financial services operations and all other operations. Automotive operations is Toyota's most significant segment, accounting for approximately 90% of Toyota's total revenues before the elimination of intersegment revenues and 96% of Toyota's operating income before the elimination of intersegment revenues and costs for the year ended March 31, 2002. Toyota's primary markets based on vehicle unit sales for the year ended March 31, 2002 were: Japan (40%), North America (32%) and Europe (13%).

Automotive Market Environment

The worldwide automotive market is highly competitive and cyclical. Demand for automobiles in each market can vary substantially from year to year. Demand depends to a large extent on general economic conditions in a given market, the cost of purchasing and operating automobiles and the availability and cost of credit and fuel.

Toyota's vehicle unit sales in Japan decreased during fiscal 2002 resulting primarily from an overall industry decline in the Japan market and increased competition from other domestic manufacturers. This decrease followed increases in Toyota's vehicle unit sales in this market during fiscal 2000 and 2001 resulting from the active introduction of new models that met customer needs and the strong sales efforts of domestic dealers. Toyota's vehicle unit sales in North America and Europe increased steadily during fiscal 2002, 2001 and 2000, reflecting strong demand for Toyota vehicles in both these regions. Toyota vehicle unit sales increased in these markets during fiscal 2002 despite a general slowdown in global economic growth, particularly in the United States, beginning in the second half of 2000. In the aggregate, Toyota's vehicle unit sales in all other markets increased during fiscal 2002, following an increase during fiscal 2001 and a decrease during fiscal 2000.

Toyota's share of total vehicle unit sales in each market is influenced by the quality, price, design, performance, safety, reliability, economy and utility of its vehicles compared with those offered by other manufacturers. The timely introduction of new or modified vehicle models is also an important factor in satisfying customer demand. Toyota's ability to satisfy changing customer preferences can affect its revenues and earnings significantly.

The profitability of Toyota's automotive operations is affected by many factors. These factors include:

- vehicle unit sales volumes,
- the mix of vehicle models and options sold,
- the levels of price discounts and other sales incentives and marketing costs,
- the cost of customer warranty claims and other customer satisfaction actions,
- the cost of research and development and other fixed costs,

- the ability to control costs,

- the efficient use of production capacity, and

- changes in the value of the Japanese yen and other currencies in which Toyota does business.

Changes in laws, regulations, policies and other governmental actions can also materially impact the profitability of Toyota's automotive operations. These laws, regulations and policies include those affecting environmental matters and vehicle safety, fuel economy and emissions that add significantly to the cost of vehicles. The European Union has approved a directive that requires manufacturers to be financially responsible for taking back end-of-life vehicles and dismantling and recycling these vehicles. You should read "– Legislation Regarding End-of-life Vehicles". Many governments also regulate local content, impose tariffs and other trade barriers and enact price or exchange controls which can limit an automaker's operations and can make the repatriation of profits to an automaker's home country difficult. Changes in these laws, regulations, policies and other governmental actions may affect the production, licensing, distribution or sale of Toyota's products, cost of products or applicable tax rates.

The worldwide automotive industry is in a period of globalization and consolidation, which may continue for the foreseeable future. As a result, the competitive environment in which Toyota operates is likely to intensify. Toyota believes it has the resources, strategies and technologies in place to compete effectively in the industry as an independent company for the foreseeable future.

In August 2001, Toyota acquired an additional ownership interest in Hino Motors, Ltd. ("Hino") for ¥66.3 billion in cash. As a result, Toyota's ownership interests in Hino increased by 13.6% to 50.2% and Toyota's consolidated financial statements include the accounts of Hino from the acquisition date. Previously Hino was accounted for using the equity method. Hino is primarily engaged in the design, manufacturing and sale of trucks, buses and related parts.

Financial Services Operations

The worldwide financial services market is highly competitive. The market for automobile financing has grown as more consumers are financing their purchases, particularly in North America and Europe. Toyota faces increasing competition in its financial services operations from financial institutions including banks, savings institutions and leasing companies. These leasing companies include those affiliated with other automobile manufacturers, in particular those of the major U.S. producers. As competition increases, spreads earned on financing transactions may decrease and market share may also decline as customers obtain financing for Toyota vehicles from alternative sources.

Toyota's portfolio of finance receivables and investment in vehicles and equipment on operating leases continued to increase during fiscal 2002 resulting primarily from the continued expansion of its financial services operations in North America.

Toyota's financial services operations include loans and leasing programs for customers and dealers. Toyota believes that its ability to provide financing to its customers is an important value added service. Toyota intends to continue to expand its network of finance subsidiaries to bring its financial services business to more countries. During fiscal 2001, Toyota established a wholly-owned subsidiary, Toyota Financial Services Corporation, to oversee the management of Toyota's finance companies worldwide and to enter into new automobile-related finance areas. Toyota completed the launch in the United States of an expanded tiered pricing program for retail vehicle contracts. The objective of the program is to better match customer risk with contract rates charged to allow profitable purchases of a wider range of risk levels. Implementation of the tiered pricing program has contributed to increased contract yields and increased credit losses during fiscal 2002 in connection with purchases of higher risk contracts.

Toyota launched the credit card business in Japan (the new credit card, the TS^3 card) in April 2001 and the issuance of credit cards has been expanded generally since July 2001. At March 31, 2002, Toyota had 2.4 million cardholders.

Toyota has continued to originate operating leases to finance new Toyota vehicles. These leasing activities are subject to residual value risk. Residual value risk arises when the lessee of a vehicle does not exercise the option to purchase the vehicle at the end of the lease. The number of vehicles returned at the end of leases has grown in recent years. For example, fewer than 20% of vehicles leased by Toyota Motor Credit Corporation, Toyota's financing subsidiary located in the United States, were returned at the end of the applicable lease period during fiscal 1996, compared to a return rate of approximately 50% during fiscal 2001 and 2002. To avoid a loss on a vehicle returned to Toyota at the end of the lease, Toyota must resell or re-lease the vehicle at or above the residual value of the vehicle. If Toyota is unable to realize the residual value for the vehicle, it will incur a loss at the end of the lease. This loss would offset any earnings on the lease. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. In addition, sales incentives in the automotive industry, particularly in the United States, increased substantially in fiscal 2002, adversely affecting resale values. To the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices), resale prices of used vehicles and, correspondingly, the carrying value of Toyota's leased vehicles could be subject to further downward pressure. As a result of the depressed market prices of used vehicles, Toyota has incurred increased losses related to residual values during the past three years.

In addition, funding costs can affect the profitability of Toyota's financial services operations. Funding costs are affected by a number of factors, some of which are not in Toyota's control. These factors include general economic conditions, prevailing interest rates and Toyota's financial strength. Funding costs during fiscal 2002 decreased as a result of lower interest rates primarily in the United States.

At March 31, 2001, Toyota had a 49.9% ownership interest in The Chiyoda Fire and Marine Insurance Company, which was accounted for using the equity method of accounting, and a 19.3% ownership interest in Dai-Tokyo Fire and Marine Insurance Company Limited, which was accounted for as a marketable security investment. On April 1, 2001, Chiyoda and Dai-Tokyo merged with Dai-Tokyo being the surviving corporation and Dai-Tokyo changed its name to Aioi Insurance Co., Ltd. Toyota's ownership interest in Aioi as a result of the merger was 33.4% and Toyota accounts for its ownership in Aioi using the equity method of accounting.

Other Business Operations

Toyota's other business operations include its information technology related businesses, including certain intelligent transport systems and an e-commerce marketplace called Gazoo.com, and the design and manufacture of prefabricated housing.

Toyota was engaged in the telecommunications business through its subsidiary, IDO Corporation. IDO was a provider of cellular services in Japan. On October 1, 2000, IDO merged with two Japanese telecommunication companies and Toyota's ownership interest in DDI Corporation (currently, KDDI Corporation), the surviving entity, became 13.3%. At the date of the transaction, IDO ceased to be a consolidated subsidiary of Toyota and Toyota's 13.3% ownership interest in KDDI was accounted for as a marketable security investment.

On April 1, 2001, Toyota sold its industrial equipment business to Toyota Industries Corporation (formerly, Toyoda Automatic Loom Works, Ltd.), an affiliate of Toyota Motor Corporation that is accounted for using the equity method of accounting.

Toyota does not expect its other business operations to provide a material contribution to Toyota's consolidated results of operations.

Currency Fluctuations

Toyota is sensitive to fluctuations in foreign currency exchange rates. In addition to the Japanese yen, Toyota is principally exposed to fluctuations in the value of the U.S. dollar and the euro and to a lesser extent the British pound. Toyota's consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect Toyota's revenues, gross margins, operating costs and expenses, operating income, net income and retained earnings.

Translation risk is the risk that Toyota's financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in those countries in which Toyota does business against the Japanese yen. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration and does not reflect Toyota's underlying results of operations. Toyota does not hedge against translation risk.

Transaction risk is the risk that the currency structure of Toyota's costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from Toyota's non-domestic sales produced in Japan and, to a lesser extent, sales proceeds from Toyota's continental European sales produced in the United Kingdom.

Toyota believes that the location of its production facilities in different parts of the world has significantly reduced the level of transaction risk. As part of its globalization strategy, Toyota has localized much of its production by constructing production facilities in the major markets in which it sells its vehicles. In 2001, Toyota produced 54% of Toyota's non-domestic sales outside Japan. In North America, 59% of vehicles sold in 2001 were produced locally. In Europe, 36% of vehicles sold in 2001 were produced locally. Local operations permit Toyota to purchase many of the supplies and resources used in the production process in a manner that matches the currencies of local revenues with the currencies of local expenses.

Toyota also enters into currency borrowings and other hedging instruments to address a portion of its transaction risk. This has reduced, but not eliminated, the effects of foreign currency exchange rate fluctuations, which in some years can be significant. See note 19 to the consolidated financial statements for additional information regarding the extent of Toyota's use of derivative financial instruments to hedge foreign currency exchange rate risks.

Generally, a weakening of the Japanese yen against other currencies has a positive effect on Toyota's revenues, operating income and net income. A strengthening of the Japanese yen against other currencies has the opposite effect. The Japanese yen has generally been weaker against the U.S. dollar during fiscal 2002 and the second half of fiscal 2001 than in the respective corresponding periods in the previous year. The Japanese yen strengthened against the U.S. dollar during fiscal 2000 and the first half fiscal 2001. In addition, the Japanese yen has generally been weaker against the euro during fiscal 2002 than during fiscal 2001, whereas the Japanese yen strengthened against the euro during fiscal 2000 and 2001.

Segmentation

Toyota's most significant business segment is its automotive operations. Toyota carries out its automotive operations as a global competitor in the worldwide automotive market and uses a worldwide approach to the management of its automotive operations. In doing so, Toyota's management allocates resources to, and assesses the performance of, its automotive operation on a worldwide basis as a single segment. Toyota does not manage any subset of its automotive operations, such as domestic or overseas operations or parts, as separate segments.

The management of the automotive operations is aligned on a functional basis with managers having oversight responsibility for the major operating functions within the segment. Management assesses financial and non-financial data such as units of sale, units of production, market share information, vehicle model plans and plant location costs to allocate resources within the automotive operations.

Geographical Breakdown

The following table sets forth Toyota's revenues from external customers in each of its geographical markets for the past three fiscal years.

	Year Ended March 31,		
	2000	2001	2002
		(in millions)	
Japan	¥6,280,553	¥6,462,066	¥6,437,931
North America	4,517,648	4,802,167	5,548,847
Europe	1,088,095	1,013,967	1,265,509
Other Regions	763,481	858,870	1,064,587

Results of Operations — Fiscal 2002 Compared with Fiscal 2001

Net Revenues

Toyota had net revenues for fiscal 2002 of ¥14,316.9 billion, an increase of ¥1,179.8 billion, or 9.0%, compared to the prior year. This increase principally reflects the favorable impact of foreign currency translation rates, the combined impact of sales price increases and changes in sales mix, the impact of the consolidation of Hino during fiscal 2002 and the impact of increased financings. These increases were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001 and the impact of the disposal of the industrial equipment business during fiscal 2002. Eliminating the difference in the yen value used for translation purposes, revenues would have been approximately ¥13,502.7 billion during fiscal 2002, a 2.8 % increase compared to the prior year. Toyota's net revenues include sales of products which increased during fiscal 2002 by 8.3 % to ¥13,626.2 billion compared to the prior year and financing operations which increased during fiscal 2002 by 24.9% to ¥690.7 billion compared to the prior year. Eliminating the difference in the yen value used for translation purposes, revenues from sales of products would have been approximately ¥12,876.0 billion, a 2.3 % increase, and revenues from financing operations would have been approximately ¥626.7 billion, a 13.3% increase, during fiscal 2002 compared to the prior year. Revenues for fiscal 2002 decreased by 0.4 % in Japan, increased by 15.5 % in North America, increased by 24.8% in Europe and increased by 24.0% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, revenues would have decreased by 0.4% in Japan, increased by 2.2% in North America, increased by 12.9% in Europe and increased by17.6% in all other markets compared to the prior year.

The following is a discussion of net revenues for each of Toyota's business segments. The net revenue amounts discussed represent amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota's automotive operations constitute the largest percentage of Toyota's revenues. During fiscal 2002, net revenues for Toyota's automotive operations increased by 12.5% to ¥13,194.0 billion from ¥11,723.0 billion in the prior year. The increase resulted primarily from the ¥748.3 billion favorable impact of foreign currency translations rates, the ¥384.9 billion impact of the consolidation of Hino during fiscal 2002 and the ¥366.3 billion combined impact of sales price increases and changes in sales mix. Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥12,445.7 billion during fiscal 2002, a 6.2% increase compared to the prior year. Eliminating the difference in the yen value used for translation purposes and the impact of the consolidation of Hino, automotive operations revenues would have been approximately ¥12,060.7 billion during fiscal 2002, a 2.9% increase compared to the prior year. Revenues in Japan were favorably impacted by higher vehicle unit sales to export markets, higher average sales prices on these sales to export markets and the consolidation of Hino during fiscal 2002 that were partially offset by decreased vehicle unit sales in Japan and lower average unit sales prices for sales in Japan resulting from the continuing market shift in Japan to lower priced vehicles. Revenues in North America were favorably impacted by foreign currency translation rates, vehicle unit sales growth and higher average unit sales prices during fiscal 2002. Revenues in Europe were favorably impacted by foreign currency translation rates, higher average unit sales prices and vehicle unit sales growth during fiscal 2002. Revenues in all other markets were favorably impacted by foreign currency translation rates, higher average unit sales prices and vehicle unit sales growth during fiscal 2002. Vehicle unit sales in North America, Europe and all other markets increased during fiscal 2002 compared with the prior year and decreased in Japan. Excluding the impact of the consolidation of Hino, North American, European and all other markets sales reflect vehicle unit sales growth of 2.7%, 5.2% and 3.7%, respectively, compared to the prior year, while vehicle unit sales in Japan decreased by 5.3% compared to the prior year. Overall, excluding the impact of the consolidation of Hino, Toyota had a slight decrease in vehicle unit sales.

Financial Services Operations Segment

Net revenues for Toyota's financial services operations increased by ¥127.0 billion, or 22.2%, to ¥698.0 billion during fiscal 2002 compared with the prior year. This increase resulted primarily from the impact of a higher volume of financings and the favorable impact of foreign currency translation rates during fiscal 2002. Eliminating the difference in the yen value used for translation purposes, financial services operations revenues would have been approximately ¥633.0 billion during fiscal 2002, a 10.8% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota's other businesses decreased by ¥340.5 billion, or 31.8%, to ¥728.8 billion during fiscal 2002 compared with the prior year. This decrease resulted primarily from the ¥243.5 billion impact of the disposal of the telecommunications business during fiscal 2001 and the ¥241.5 billion impact of the disposal of the industrial equipment business during fiscal 2002. Excluding revenues of the telecommunication business and the industrial equipment business, net revenues for all other business increased by ¥144.5 billion, or 24.7%, to ¥728.8 billion during fiscal 2002, reflecting the increase in sales of intelligent transportation systems and increases in sales of other businesses.

Operating Costs and Expenses

Operating costs and expenses increased by ¥876.9 billion, or 7.1%, to ¥13,223.2 billion during fiscal 2002 compared with the prior year. The increase resulted primarily from the impact on cost of products sold of sales mix changes, the ¥385.7 billion impact of the consolidation of Hino during fiscal 2002, the ¥367.2 billion impact of foreign currency translation rates and the ¥189.7 billion impact of higher selling, general and administrative expenses during fiscal 2002. These increases were partially offset by the ¥260.0 billion impact of cost cutting efforts, the ¥231.1 billion impact of the disposal of the telecommunications business during fiscal 2001 and the ¥237.4 billion impact of the disposal of the industrial equipment business during fiscal 2002.

Continued cost cutting efforts reduced costs and expenses for fiscal 2002 by approximately ¥260.0 billion over what would have otherwise been incurred. These cost cutting efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production.

Cost of products sold increased by ¥655.9 billion, or 6.4%, to ¥10,874.5 billion during fiscal 2002 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥999.8 billion, or 10.5 %, for the automotive operations and a decrease of ¥230.3 billion, or 27.7 %, for the all other operations segment. The increase for the automotive operations reflects primarily the impact of sales mix changes, the impact of higher costs resulting from foreign currency translation, the impact of the consolidation of Hino during fiscal 2002 and the impact of increased warranty provisions that were partially offset by the impact of continued cost cutting efforts. The decrease for the all other operations segment reflects the ¥127.2 billion impact of the disposal of the telecommunications business during fiscal 2001 and the ¥209.1 billion impact of the disposal of the industrial equipment business during fiscal 2002.

Cost of products sold as a percentage of revenues from sales of products decreased to 79.8% during fiscal 2002 from 81.2% in the prior year. This reflects the favorable impact of foreign currency rates on revenues related to Toyota's non-domestic sales produced in Japan and the favorable impact of continued cost cutting efforts that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001, the impact of increased warranty provisions and the impact of the consolidation of Hino during fiscal 2002.

Cost of financing operations increased by ¥31.9 billion, or 7.5%, to ¥459.2 billion during fiscal 2002 compared with the prior year. The increase resulted primarily from the impact of increased residual value losses, the impact of foreign currency translation rates and the impact of a higher volume of financings during fiscal 2002 that were partially offset by lower costs of financing caused by lower interest rates in the United States. The cost of financing operations as a percentage of revenue from financing operations decreased to 66.5% during fiscal 2002 from 77.3% in the prior year. This change was principally the result of the increased revenues of financing caused by the impact of foreign currency translation rates and lower prevailing interest rates in the United States resulting in lower funding costs that were partially offset by the impact of increased residual value losses.

Research and development expenses increased to ¥589.3 billion during fiscal 2002 from ¥475.7 billion in the prior year, as a result of increased activities relating primarily to the development of new models, vehicle safety, new vehicle energy and environmental technologies to promote Toyota's strength in a competitive market for the future and the impact of the consolidation of Hino during fiscal 2002.

Selling, general and administrative expenses (after the elimination of intersegment amounts) increased by ¥189.2 billion, or 11.1%, to ¥1,889.6 billion during fiscal 2002 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥178.8 billion, or 12.4%, for the automotive operations, an increase of ¥73.0 billion, or 61.3%, for the financial services operations and a decrease of ¥111.9 billion, or 46.0%, for the other operations segment. The increase for the automotive operations consisted primarily of the increase in research and development expenses, the increase in personnel costs principally in North America and Europe, the increase in sales and promotional costs, the impact of foreign currency translation rates and the impact of the consolidation of Hino during fiscal 2002 that were partially offset by continuing cost reduction efforts. The increase for the financial services operations reflects higher provisions for credit losses resulting from the increase in finance receivables, higher provisions for credit losses resulting from the tiered pricing program for retail vehicle contracts which was launched in 2001, the impact of foreign currency translation rates, increased costs for expansion of operations and the impact of restructuring the field operations in the United States. The decrease for the all other operations segment reflects the impact of disposal of the telecommunications business during fiscal 2001 and the impact of disposal of the industrial equipment business during fiscal 2002.

Selling, general and administrative expenses as a percentage of revenue increased to 13.2% during fiscal 2002 from 12.9% in the prior year. Selling, general and administrative expenses increased as a percentage of revenue primarily due to increases in the financial service operations. These increases were partially offset in the all other operations segment by the impact of the disposal of the telecommunications business during fiscal 2001 and continuing cost reduction efforts. Selling, general and administrative expenses in the automotive operations as a percentage of segment revenues were 12.3% during fiscal 2002, unchanged from the prior year. Selling, general and administrative expenses in the financial services operations as a percentage of segment revenues were 27.5% during fiscal 2002, compared to 20.8% in the prior year, reflecting higher provisions for credit losses and the impact of restructuring the field operations in the United States. Selling, general and administrative expenses in the all other operations segment as a percentage of segment revenues were 18.0% during fiscal 2002 compared to 22.7% in the prior year, primarily due to the disposal of the telecommunications business during fiscal 2001.

Operating Income

Toyota's operating income increased by ¥302.9 billion, or 38.3%, to ¥1,093.6 billion during fiscal 2002 compared with the prior year. Operating income was affected primarily by the favorable impact of the foreign currency exchange rate changes as well as the impact of continuing cost reduction efforts that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001.

During fiscal 2002, operating income (before the elimination of intersegment profits) increased by ¥220.9 billion, or 35.4%, in Japan; ¥70.2 billion, or 36.1%, in North America, ¥6.4 billion, or 96.6 %, in other markets and operating loss decreased by ¥0.7 billion, or 3.0%, in Europe compared with the prior year. The increase in Japan relates primarily to the favorable impact of the foreign currency exchange rate changes relating to export sales, the impact of higher average unit sales prices on export sales, the impact of increased exports to North America and Europe and cost reduction efforts that were partially offset by the impact of lower domestic average unit sales prices and the impact of decreased domestic vehicle unit sales. The increase in North America relates primarily to the favorable impact of the depreciation of the yen to the U.S. dollar and the impact of increased vehicle unit sales. The increase in other markets relates to improved vehicle unit sales and the impact of higher average unit sales prices. The decrease in operating loss in Europe relates primarily to the significantly improved operating results resulting from the impact of increased vehicle unit sales and the impact of higher average unit sales prices that were partially offset by the unfavorable impact of derivative financial instruments used to manage exposure to foreign currency fluctuation from an economic perspective where Toyota was unable to apply hedge accounting.

The following is a discussion of operating income for each of Toyota's business segments. The operating income amounts discussed represent amounts before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota's automotive operations increased by ¥292.4 billion, or 38.2%, to ¥1,057.9 billion during fiscal 2002 compared with the prior year. Operating income was favorably affected primarily by the impact of the foreign currency exchange rate changes, continued cost reduction efforts and the impact of the consolidation of Hino during fiscal 2002 that were partially offset by the impact of increased research and development expenses.

Financial Services Operations Segment

Operating income from Toyota's financial services operations increased by ¥13.4 billion, or 42.4%, to ¥45.1 billion during fiscal 2002 compared with the prior year. Operating income was favorably affected primarily by the impact of lower prevailing interest rates in the United States resulting in lower funding costs, the impact of increased spreads on financings and the impact of increased financings. These increases were partially offset by increased residual value losses, higher provisions for credit losses, the costs for expansion of operations and the impact of restructuring the field operations in the United States.

All Other Operations Segment

Operating loss from Toyota's other businesses decreased by ¥1.6 billion to ¥3.0 billion during fiscal 2002 compared with the prior year. This decline resulted primarily from the decrease of intelligent transportation system expenses that were partially offset by the impact of the disposal of the telecommunications business during fiscal 2001 and the impact of the disposal of the industrial equipment business during fiscal 2002.

Other Income and Expenses

Interest and dividend income decreased by ¥15.6 billion, or 21.8%, to ¥55.8 billion during fiscal 2002 compared with the prior year due to lower prevailing interest rates in the United States and Japan.

Interest expense decreased by ¥14.1 billion, or 34.5%, to ¥26.8 billion during fiscal 2002 compared with the prior year due to lower prevailing interest rates in the United States and Japan.

Foreign exchange loss decreased by ¥5.9 billion during fiscal 2002 compared with the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using foreign exchange forward contracts. Foreign exchange losses decreased due to the moderate movement of exchange rates during fiscal 2002, as compared with the trend of depreciation of the yen during the second half of fiscal 2001.

Other income changed by ¥442.5 billion to a loss of ¥150.5 billion during fiscal 2002 from an income of ¥292.0 billion in the prior year. During fiscal 2001, there was a gain of ¥181.0 billion on the disposal of the ownership interest in IDO and a gain of ¥161.2 billion relating to the contribution of certain marketable securities to an employee retirement benefit trust. During fiscal 2002, there were gains of ¥75.1 billion on exchange transactions relating to financial institutions where Toyota held ownership interests and losses of ¥259.2 billion relating to other than temporary impairments on investment securities of which ¥212.9 billion related to Toyota's investment in KDDI.

Income Taxes

Provision for income taxes decreased by ¥101.1 billion during fiscal 2002 compared with the prior year primarily as a result of decrease in income before income taxes and decreased provision for taxes on undistributed earnings of affiliated companies accounted for by the equity method. The effective tax rate for fiscal 2002 decreased to 43.5% from 47.3% for the prior year due primarily to decreased provision for taxes on undistributed earnings of affiliated companies.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries decreased by ¥1.3 billion to ¥10.8 billion during fiscal 2002 compared with the prior year. The decrease in minority interest in consolidated subsidiaries reflects decreased earnings of Daihatsu and the impact of disposal of IDO during fiscal 2001 that were partially offset by the impact of the consolidation of Hino during fiscal 2002.

Equity in earnings of affiliated companies during fiscal 2002 decreased by ¥85.5 billion to ¥18.1 billion during fiscal 2002 compared with the prior year as a result of the impact of the recognition of gains on securities relating to the contribution of marketable securities to employee retirement benefit trusts during fiscal 2001 and a loss by Aioi during fiscal 2002.

Net Income

Toyota's net income decreased by ¥118.3 billion, or 17.5%, to ¥556.6 billion during fiscal 2002 compared with the prior year.

Other Comprehensive Income and Loss

Other comprehensive loss changed by ¥ 172.3 billion, to an income of ¥15.2 billion during fiscal 2002 compared with the prior year. This change resulted primarily from a decrease in an unrealized holding losses on securities during fiscal 2002 to ¥3.6 billion compared to ¥305.0 billion in the prior year and were partially offset by an increase in other comprehensive loss to ¥114.3 billion relating to minimum pension liability adjustment compared to ¥13.4 billion in the prior year and a decrease in a foreign currency translation adjustments gain during fiscal 2002 to ¥133.9 billion compared to a gain of ¥161.3 billion in the prior year.

Results of Operations — Fiscal 2001 Compared with Fiscal 2000

Net Revenues

Toyota had net revenues for fiscal 2001 of ¥13,137.1 billion, an increase of ¥487.3 billion, or 3.9%, compared to the prior year. This increase principally reflects the favorable impact of increased vehicle unit sales and higher average unit sales prices and was partially offset by the unfavorable impact of foreign currency translation rates and the impact of the disposal of the telecommunications business during fiscal 2001. Eliminating the difference in the yen value used for translation purposes, revenues would have been approximately ¥13,473.7 billion during fiscal 2001, a 6.5 % increase compared to the prior year. Toyota's net revenues include sales of products which increased during fiscal 2001 by 3.8 % to ¥12,583.9 billion compared to the prior year and financing operations which increased during fiscal 2001 by 4.7% to ¥553.1 billion compared to the prior year. Eliminating the difference in the yen value used for translation purposes, revenues from sales of products would have been approximately ¥12,901.3 billion, a 6.4 % increase, and revenues from financing operations would have been approximately ¥572.3 billion, an 8.3% increase, during fiscal 2001 compared to the prior year. Revenues for fiscal 2001 increased by 2.9 % in Japan, increased by 6.3 % in North America, decreased by 6.8% in Europe and increased by 12.5% in all other markets compared with the prior year. Eliminating the difference in the yen value used for translation purposes, revenues would have increased by 2.9% in Japan, increased by 7.4% in North America, increased by 10.0% in Europe and increased by 25.9% in all other markets compared to the prior year.

The following is a discussion of net revenues for each of Toyota's business segments. The net revenue amounts discussed represent amounts before the elimination of intersegment revenues.

Automotive Operations Segment

Net revenues from Toyota's automotive operations constitute the largest percentage of Toyota's revenues. During fiscal 2001, net revenues for Toyota's automotive operations increased by 5.6% to ¥11,723.0 billion from ¥11,098.9 billion in the prior year. The increase resulted primarily from the ¥736.8 billion impact of increased vehicle unit sales and the ¥204.8 billion combined impact of sales price increases and changes in sales mix, partially offset by the ¥317.4 billion unfavorable impact of foreign currency translations rates during fiscal 2001. Eliminating the difference in the yen value used for translation purposes, automotive operations revenues would have been approximately ¥12,040.4 billion during fiscal 2001, an 8.5% increase compared to the prior year. Revenues in Japan were impacted by increased vehicle unit sales and the introduction of new models that were partially offset by a continuing market shift in Japan to lower priced vehicles. Revenues in North America were impacted by vehicle unit sales growth and sales price increases during fiscal 2001 that were partially offset by the unfavorable impact of foreign currency translation rates. Revenues in Europe were unfavorably impacted by foreign currency translation rates during fiscal 2001 that were partially offset by vehicle unit sales growth. Revenues in all other markets were favorably impacted by vehicle unit sales growth during fiscal 2001 that were partially offset by the unfavorable impact of foreign currency translation rates. Vehicle unit sales in Japan, North America, Europe and all other markets increased during fiscal 2001 compared with the prior year. Japanese, North American, European and all other markets sales reflect vehicle unit sales growth of 6.7%, 2.6%, 9.0% and 14.4%, respectively, compared to the prior year.

Financial Services Operations Segment

Net revenues for Toyota's financial services operations increased by ¥36.9 billion, or 6.9%, to ¥571.1 billion during fiscal 2001 compared with the prior year. This increase resulted primarily from the increase in the volume of, and higher interest rates on, financings that was partially offset by the unfavorable impact of foreign currency translation rates during fiscal 2001. Eliminating the difference in the yen value used for translation purposes, financial services operations revenues would have been approximately ¥590.3 billion during fiscal 2001, a 10.5% increase compared with the prior year.

All Other Operations Segment

Net revenues for Toyota's other businesses decreased by ¥138.4 billion, or 11.5%, to ¥1,069.4 billion during fiscal 2001 compared with the prior year. This decrease resulted from the ¥235.7 billion impact of the disposal of the telecommunications business during fiscal 2001. Excluding revenues of telecommunication business, net revenues for all other business increased by ¥97.3 billion, or 13.4%, to ¥825.8 billion during fiscal 2001, reflecting the higher revenues of the industrial equipment business.

Operating Costs and Expenses

Operating costs and expenses increased by ¥395.1 billion, or 3.3%, to ¥12,346.3 billion during fiscal 2001 compared with the prior year. The increase resulted primarily from the ¥665.7 billion impact on cost of products sold of increased vehicle unit sales and sales mix, the ¥98.2 billion impact of increased volume related to all other operations and the ¥33.2 billion impact of increased volume related to financial services operations during fiscal 2001. These increases were partially offset by the ¥208.1 billion impact of foreign currency translation rates, the ¥180.0 billion impact of cost cutting efforts and the ¥205.6 billion impact of disposal of the telecommunications business during fiscal 2001.

Continued cost cutting efforts reduced costs and expenses for fiscal 2001 by approximately ¥180.0 billion over what would have otherwise been incurred. These cost cutting efforts relate to ongoing value engineering and value analysis activities, the use of common parts that result in a reduction of part types and other manufacturing initiatives designed to reduce the costs of vehicle production. As an additional cost saving initiative, Toyota has finished reducing domestic annual production capacity of Toyota branded vehicles from a level of 4 million vehicles during fiscal 1999 to a level of 3 to 3.5 million vehicles.

Cost of products sold increased by ¥378.8 billion, or 3.8%, to ¥10,218.6 billion during fiscal 2001 compared with the prior year. This increase (before the elimination of intersegment amounts) reflects an increase of ¥434.8 billion, or 4.8%, for the automotive operations and a decrease of ¥ 37.7 billion, or 4.3%, for the all other operations segment. The increase for the automotive operations reflects primarily the impact of increased vehicle unit sales during fiscal 2001 that was partially offset by the impact of lower costs resulting from foreign currency translation rates during the period as well as the impact of continued cost cutting efforts. The decrease for the all other operations segment reflects the ¥129.0 billion impact of the disposal of the telecommunications business during fiscal 2001 that was partially offset by the impact of the increase in cost of products reflecting increased revenue in the industrial equipment business.

Cost of products sold as a percentage of revenues from sales of products remains unchanged at 81.2% during fiscal 2001. This reflects the unfavorable impact of foreign currency rates on revenues related to Toyota's non-domestic sales produced in Japan and, to a lesser extent, revenues related to Toyota's continental Europe sales produced in the United Kingdom and the unfavorable impact of the disposal of the telecommunications business during fiscal 2001. These were almost completely offset by the impact of continued cost cutting efforts.

Cost of financing operations increased by ¥25.3 billion, or 6.3%, to ¥427.3 billion during fiscal 2001 compared with the prior year. The increase resulted primarily from the impact of increased volume of financing operations and increased costs of financing caused by higher interest rates in the United States that was partially offset by the impact of foreign currency translation rates. The cost of financing operations as a percentage of revenue from financing operations increased to 77.3% during fiscal year 2001 from 76.1% in the prior year. This change was principally the result of the increased costs of financing caused by higher prevailing interest rates in the United States.

Research and development expenses increased to ¥475.7 billion during fiscal 2001 from ¥451.2 billion in the prior year, as a result of increased activities relating primarily to the development of new models, vehicle safety and environmental technologies.

Selling, general and administrative expenses (after the elimination of intersegment amounts) decreased by ¥9.0 billion, or 0.5%, to ¥1,700.4 billion during fiscal 2001 compared with the prior year. This decrease (before the elimination of intersegment amounts) reflects an increase of ¥62.8 billion, or 4.5%, for the automotive operations, an increase of ¥19.2 billion, or 19.2%, for the financial services operations and a decrease of ¥69.7 billion, or 22.3%, for the other operations segment. The increase for the automotive operations consisted primarily of a corresponding increase resulting from increased vehicle unit sales that was partially offset by the impact of foreign currency translation rates during fiscal 2001, reduced sales promotion costs and continuing cost reduction efforts. The increase for the financial services operations reflects increased costs for expansion of operations, including the start-up costs for the credit card business, and higher provisions for credit losses resulting from the increase in finance receivables. These increases were partially offset by the impact of foreign currency translation rates during fiscal 2001. The decrease for the all other operations segment reflects the ¥76.5 billion impact of the disposal of the telecommunications business during fiscal 2001.

Selling, general and administrative expenses as a percentage of revenue decreased to 12.9% during fiscal 2001 from 13.5% in the prior year. Selling, general and administrative expenses decreased as a percentage of revenue primarily due to the impact on the automotive operations of increased sales of vehicles, reduced sales promotion costs and continuing cost reduction efforts during fiscal 2001 as well as the impact of disposal of the telecommunications business during fiscal 2001. These were partially offset by the impact of foreign currency rates on revenues related to Toyota's non-domestic sales produced in Japan and, to a lesser extent, revenues related to Toyota's continental Europe sales produced in the United Kingdom in the automotive segment and increased costs for expansion of operations and higher provisions for credit losses in financing operations. Selling, general and administrative expenses in the automotive operations as a percentage of segment revenues were 12.3% during fiscal 2001, compared to 12.5% in the prior year. Selling, general and administrative expenses in the financial service operations as a percentage of segment revenues were 20.8% during fiscal 2001, compared to 18.7% in the prior year. Selling, general and administrative expenses in the all other operations segment as a percentage of segment revenues were 22.7% during fiscal 2001 compared to 25.9% in the prior year.

Operating Income

Toyota's operating income increased by ¥92.2 billion, or 13.2%, to ¥790.7 billion during fiscal 2001 compared with the prior year. Operating income was affected primarily by vehicle unit sales growth and sales price increases as well as continuing cost reduction efforts that was partially offset by the appreciation of the yen against the U.S. dollar and the euro and the related impact of the foreign currency exchange rate changes during fiscal 2001 as well as the impact of disposal of the telecommunications business during fiscal 2001.

During fiscal 2001, operating income (before the elimination of intersegment profits) increased by ¥83.5 billion, or 15.5%, in Japan; ¥35.1 billion, or 22.0%, in North America and ¥3.0 billion, or 81.4 %, in other markets compared with the prior year. These increases were partially offset by an increase in operating loss of ¥15.0 billion, or 151.5%, in Europe compared with the prior year. The increase in Japan relates primarily to the favorable impact of increased vehicle unit sales in Japan, increased exports to North America and Europe and cost reduction efforts which were partially offset by the unfavorable impact of the appreciation of the yen to the U.S. dollar and the euro. The increase in North America relates primarily to the favorable impact of increased vehicle unit sales, sales price increases and expanded production at new production facilities which were partially offset by the impact of the depreciation of the U.S. dollar to the yen. The increase in other markets relates to improved vehicle unit sales in certain Asian markets and the combined impact of sales price increases and changes in sales mix. The decline in Europe relates primarily to the sharp depreciation of the euro to the yen and start-up costs of the new French plant that was partially offset by increased vehicle unit sales and sales price increases.

The following is a discussion of operating income for each of Toyota's business segments. The operating income amounts discussed represent amounts before the elimination of intersegment profits.

Automotive Operations Segment

Operating income from Toyota's automotive operations increased by ¥126.6 billion, or 19.8%, to ¥765.6 billion during fiscal 2001 compared with the prior year. Operating income was favorably affected primarily by increased vehicle unit sales, sales price increases, changes in sales mix and continued cost reduction efforts. These increases were partially offset by the appreciation of the yen against the U.S. dollar and the euro and the appreciation of the British pound to the euro.

Financial Services Operations Segment

Operating income from Toyota's financial services operations slightly decreased by 0.1%, to ¥31.7 billion during fiscal 2001 compared with the prior year. Operating income was adversely affected primarily by the increased costs for expansion of operations, including the start-up costs for the credit card business, and higher provisions for credit losses as well as the appreciation of the yen to the U.S. dollar and the euro. These decreases were offset by the impact of increased financings.

All Other Operations Segment

Operating income from Toyota's other businesses decreased by ¥31.0 billion to a loss of ¥4.6 billion during fiscal 2001 compared with the prior year. This decline resulted primarily from a decrease in earnings of the telecommunications business for the first half of fiscal 2001 and the impact of the disposal of the telecommunications business on October 1, 2001.

Other Income and Expenses

Interest and dividend income decreased by ¥2.6 billion, or 3.5%, to ¥71.4 billion during fiscal 2001 compared with the prior year due to lower prevailing interest rates in Japan.

Interest expense decreased by ¥6.5 billion, or 13.6%, to ¥40.9 billion during fiscal 2001 compared with the prior year due to lower prevailing interest rates in Japan.

Foreign exchange gain decreased by ¥97.2 billion to a loss of ¥6.0 billion during fiscal 2001 compared with the prior year. Foreign exchange gain and loss include the differences between the value of foreign currency denominated sales translated at prevailing exchange rates and the value of the sales amounts settled during the year, including those settled using foreign exchange forward contracts. Foreign exchange gains decreased due to the moderate movement of exchange rates during the first half of fiscal 2001 and the trend of depreciation of the yen during the second half of fiscal 2001, as compared with the trend of significant appreciation of the yen in the prior year.

Other income increased by ¥227.8 billion during fiscal 2001 compared with the prior year as a result of the gain of ¥181.0 billion on the disposition of the ownership interest in IDO and the gain of ¥161.2 billion relating to the contribution of certain marketable securities to an employee retirement benefit trust as discussed under "— Liquidity and Capital Resources". These increases were partially offset by a decrease in unrealized gains on trading securities and an increase in other non-operating expenses.

Income Taxes

Provision for income taxes increased by ¥101.1 billion during fiscal 2001 compared with the prior year primarily as a result of increased earnings of consolidated companies and increased provision for taxes on undistributed earnings of affiliated companies accounted for by the equity method. The effective tax rate for fiscal 2001 decreased slightly to 47.3% from 48.0% for the prior year due primarily to decreased provision for valuation allowance as a percentage of pre-tax earnings which was partially offset by increased provision for taxes on undistributed earnings of affiliated companies.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliated Companies

Minority interest in consolidated subsidiaries increased by ¥4.5 billion to ¥12.1 billion during fiscal 2001 compared with the prior year. The increase in minority interest in consolidated subsidiaries reflects increased earnings of Daihatsu that were partially offset by a decrease in earnings of IDO for the first half of fiscal 2001 and the impact of the disposal of IDO on October 1, 2001.

Equity in earnings of affiliated companies during fiscal 2001 increased by ¥72.0 billion to ¥103.6 billion during fiscal 2001 compared with the prior year levels as a result of a general improvement in operating results of affiliated companies as well as the recognition of gains on securities relating to the contribution of marketable securities to employee retirement benefit trusts.

Net Income

Toyota's net income increased by ¥193.0 billion, or 40.0%, to ¥674.9 billion during fiscal 2001 compared with the prior year.

Other Comprehensive Loss

Other comprehensive loss increased by ¥ 66.0 billion, to ¥157.1 billion during fiscal 2001 compared with the prior year. The other comprehensive loss resulted primarily from an unrealized holding losses on securities during fiscal 2001 of ¥305.0 billion compared to a gain of ¥82.9 billion in the prior year and an other comprehensive loss of ¥13.4 billion relating to minimum pension liability adjustment. These losses were partially offset by a foreign currency translation adjustments gain during fiscal 2001 of ¥161.3 billion compared to a loss of ¥181.3 billion in the prior year.

Liquidity and Capital Resources

Historically, Toyota has funded its capital expenditures and research and development activities primarily through cash generated by operations. Toyota expects to fund its capital expenditures and research and development activities in fiscal 2003 primarily through cash and cash equivalents on hand, operating cash flow and issuance of debt instruments.

Toyota funds its financing programs for customers and dealers, including leasing programs, from both operating cash flow and through borrowings by its finance subsidiaries. Toyota seeks to expand its ability to raise funds locally in markets throughout the world by expanding its network of finance subsidiaries.

Net cash provided by operating activities was ¥1,532.7 billion for fiscal 2002, compared to ¥1,428.0 billion for the prior year. The increase in net cash provided by operating activities resulted primarily from increased operating income that was partially offset by changes in operating assets and liabilities.

Net cash used in investing activities was ¥1,810.8 billion for fiscal 2002, compared to ¥1,318.7 billion for the prior year. The increase in net cash used in investing activities resulted primarily from increased investment in financing receivables, increased investment in vehicles and equipment on operating leases and increased capital expenditures. These increases were partially offset by lower net purchases of marketable securities.

Net cash provided by financing activities was ¥392.1 billion for fiscal 2002, compared to net cash used in financing activities of ¥166.7 billion for the prior year. The increase in net cash provided by financing activities resulted primarily from increased proceeds from issuance of long-term debt.

Total capital expenditures for property, plant and equipment, excluding vehicles and equipment on operating leases, were ¥940.5 billion during fiscal 2002, an increase of 23.4% over the ¥762.3 billion in expenditures for the prior year. The increase in capital expenditures resulted primarily from the impact of the consolidation of Hino, the completion of several overseas plant expansions in conjunction with the localization of production and property, plant and equipment for the development of new models, vehicles safety, new vehicles energy and environmental technologies.

Total expenditures for vehicles and equipment on operating leases were ¥608.0 billion during fiscal 2002, an increase of 38.5% over the ¥439.1 billion in expenditures in the prior year. The change resulted primarily from a shifting from finance leases to operating leases.

Toyota expects capital expenditures for property, plant and equipment, excluding vehicles leased to others, to increase to approximately ¥980 billion during fiscal 2003. Toyota's expected capital expenditures include approximately ¥60 billion for the continued expansion of overseas investments as part of Toyota's localization of its production activities.

Based on currently available information, Toyota does not expect environmental matters to have a material impact on its financial position, results of operations, liquidity or cash flow during fiscal 2003.

Cash and cash equivalents were ¥1,657.2 billion at March 31, 2002. Most of cash and cash equivalents are held in Japanese yen. In addition, time deposits were ¥20.0 billion and marketable securities were ¥600.7 billion at March 31, 2002.

Liquid assets, which Toyota defines as cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, increased during fiscal 2002 by ¥190.2 billion, or 6.4%, to ¥3,145.0 billion.

Trade accounts and notes receivable, net increased during fiscal 2002 by ¥185.1 billion, or 14.6%, to ¥1,456.9 billion, reflecting the impact of the consolidation of Hino and the change in foreign currency translation rates.

Inventories increased during fiscal 2002 by ¥85.6 billion, or 9.8%, to ¥961.8 billion, reflecting the impact of the consolidation of Hino and the change in foreign currency translation rates.

Finance receivables, net increased during fiscal 2002 by ¥989.9 billion, or 26.7%. The change resulted primarily from the continuing increase in the portion of sales by dealers that are being financed through Toyota's financial services operations and the change in foreign currency transaction rates. As of March 31, 2002, finance receivables were geographically distributed as follows: in North America 71.4%, in Japan 15.5%, in Europe 7.1% and in all other markets 6.0%. Toyota maintains programs to sell finance receivables through limited purpose subsidiaries and sold finance receivables under these programs totaling ¥613.8 billion during fiscal 2002. Toyota regularly accesses the international capital markets to finance its vehicle sales and lease financing programs.

Marketable securities and other securities investment including those included in current assets decreased during fiscal 2002 by ¥218.6 billion, or 9.3%, to ¥2,131.9 billion, reflecting a decline in market values at March 31, 2002 compared to the prior year.

Property, plant and equipment increased during fiscal 2002 by ¥649.1 billion, or 14.6%, reflecting the impact of the consolidation of Hino, an increase of capital expenditures and the change in foreign currency translation rates.

Accounts payable increased during fiscal 2002 by ¥130.5 billion, or 10.1%, reflecting the impact of the consolidation of Hino and the change in foreign currency translations rates partially offset by the timing of payments.

Accrued expenses increased during fiscal 2002 by ¥114.0 billion, or 14.0%, reflecting the increase in sales related expenses, the impact of the consolidation of Hino and the change in foreign currency translation rates.

Income taxes payable increased during fiscal 2002 by ¥75.5 billion, or 29.9 %, principally as a result of the increase in current income taxes during fiscal 2002 compared with that of fiscal 2001.

Toyota's total borrowings increased during fiscal 2002 by ¥1,440.1 billion, or 27.3%. Toyota's short-term borrowings consist of loans with a weighted-average fixed interest rate of 1.44% and commercial paper with a weighted-average fixed interest rate of 2.19%. Short-term borrowings increased during fiscal 2002 by ¥356.6 billion, or 24.3%, to ¥1,825.6 billion. Toyota's long-term debt consists of unsecured and secured loans, medium-term notes, unsecured notes and long-term capital lease obligations with fixed interest rates ranging from 0.03% to 17.00%, with maturity dates ranging from 2002 to 2032. Toyota's long-term debt also consists of unsecured convertible bonds of consolidated subsidiaries and notes payable related to securitized finance receivables structured as collateralized borrowings. The current portion of long-term debt increased during fiscal 2002 by ¥444.1 billion, or 62.1%, to ¥1,158.8 billion and the non-current portion increased by ¥639.4 billion, or 20.7%, to ¥3,722.7 billion. These increases reflect borrowings to fund finance receivables, borrowings included as the result of the consolidation of Hino and the change in foreign currency translations rates. At March 31,2002, approximately 47% of long-term debt was denominated in U.S. dollars, 27% in Japanese yen and 26% in other currencies. Toyota hedges fixed rate exposure by entering into interest rate swaps. There are no material seasonal variations in Toyota's borrowing requirements.

As of March 31, 2002, Toyota's total financial debt was 92.3% of total shareholders' equity, compared to 74.4% as of March 31, 2001.

At March 31, 2002, Toyota had an unfunded pension liability of ¥1,141.4 billion that related primarily to the parent company and its Japanese subsidiaries. The unfunded amounts are primarily funded on the retirement date of each covered employee. In conjunction with enforcement of the Defined Benefit Pension Plan Law, the parent company received approval from the Minister of Health, Labor and Welfare for exemption from the obligation of the future benefit payment regarding substituted portions of employee pension funds (the parent company received approval on April 1, 2002). See Note 18 to the consolidated financial statements.

Toyota's long-term debt was rated "AAA" by Standard & Poor's Ratings Group and "Aa1" by Moody's Investors Services as of March 31, 2002. These ratings represent Standard and Poor's highest long-term debt rating and Moody's second highest rating. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Toyota's treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures. Toyota centralized and is pursuing global efficiency of its financial services operations through Toyota Financial Services Corporation.

The key element of Toyota's financial policy is maintaining a strong financial position that will allow Toyota to fund its research and development initiatives, capital expenditures and financing operations on a cost effective basis even if earnings experience short-term fluctuation. Toyota believes that it maintains sufficient liquidity for its present requirements and that by maintaining high credit ratings, it will continue to be able to access funds from external sources in large amounts and at relatively low costs. Toyota's ability to maintain its high credit ratings is subject to a number of factors, some of which are not in Toyota's control. These factors include general economic conditions in Japan and the other major markets in which Toyota does business, as well as Toyota's successful implementation of its business strategy.

Off-Balance Sheet Activities

Toyota's securitization program involves selling discrete pools of finance receivables or interests in lease receivables to wholly-owned bankruptcy remote Special Purpose Entities ("SPEs"), which in turn sell the receivables to separate securitization trusts in exchange for the proceeds from securities issued by the trust. The securities issued by the trust, usually notes or certificates of various maturities and interest rates, are secured by collections on the sold receivables. These securities, commonly referred to as asset-backed securities, are structured into senior and subordinated classes. Generally, the senior classes have priority over the subordinated classes in receiving collections from the sold receivables.

As of March 31, 2002, outstanding debt from asset-backed securitizations and notes payable related to securitized finance receivables structured as collateralized borrowings totaled approximately ¥573.0 billion and ¥138.1 billion, respectively.

On any payment date, the priority of payments made from available collections and amounts withdrawn from existing reserve funds or revolving liquidity notes, are as follows: servicing fee, noteholder interest, allocation of principal, reserve fund account deposit, and finally, excess amounts. Therefore, the interests of noteholders are subordinate to the servicer, but have priority over any deposits in a reserve fund, any draws against existing revolving liquidity notes, or any excess amounts. In addition, in most cases, noteholders holding senior classes of notes are paid prior to any existing subordinate class (some transactions are structured so that the subordinate tranche is released pro rata with certain senior tranches).

Toyota may enter into swap agreements with the securitization trusts so that interest rate exposure remains with Toyota, and not the securitization trusts. This exposure may or may not be mitigated by other swap arrangements entered into by Toyota, and this is determined by Toyota's management. The Company's general exposure every month, is the notional balance of the security multiplied by the rate differential. However, in the case of a default by the securitization trust, the

Company's maximum exposure would be the interest due based on the outstanding notional value of underlying securities paid at the rate inherent in the swap agreement.

For the year ended March 31, 2002, the following table summarizes certain cash flows received from and paid to the securitization trusts:

	Yen in millions	
	Retail	Leases
Proceeds from new securitizations	¥596,246	¥-
Servicing fees received	7,258	675
Excess interest received from interest only strips	22,438	225
Repurchases of delinquent receivables	(187)	(38,893)
Reimbursements of servicer advances	862	2,337
Reimbursements of maturity advances	-	8,623

Contractual Obligations and Commitments

For information regarding debt obligations, capital lease obligations, operating leases, and other obligations, including amounts maturing in each of the next five years, see note 10, 13, 21 and 22 to the consolidated financial statements. In addition, as part of Toyota's normal business practices, Toyota enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. Toyota enters into such arrangements to facilitate adequate supply of these materials and services.

Related Party Transactions

Toyota does not have any significant related party transactions other than transactions with affiliated companies in the ordinary course of business. See note 12 to the consolidated financial statements.

Legislation Regarding End-of-Life Vehicles

In September 2000, the European Union issued a directive that requires member states to adopt the following legislation:

- manufacturers are to be financially responsible for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers are additionally responsible for vehicles put on the market before July 1, 2002;
- manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; and
- 95% of parts of vehicles sold as of a specified date to be determined in a future directive must be re-usable and recoverable.

In addition, under this directive member states shall take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. The directive also imposes requirements on the proportion of vehicles that may be disposed of in landfills. Presently, there are uncertainties surrounding the form and implementation of the legislation in different member states, especially regarding manufacturers' responsibilities and the resultant expenses that may be incurred. The laws developed in the individual local legislatures throughout the European Union will have a significant impact on the amount ultimately paid by manufacturers for end-of-life vehicles. This directive would impact Toyota's vehicles sold in the European Union. Toyota is currently assessing the impact of this future legislation on its results of operations, cash flows and financial position.

Recent Accounting Pronouncements in the United States

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (FAS) No. 141, "Business Combinations". FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In June 2001, the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. Toyota adopted FAS No 142 on April 1, 2002. At March 31, 2002, the amount of unamortized goodwill is insignificant and management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Toyota is required to implement FAS No. 143 on April 1, 2003. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. Toyota implemented FAS No. 144 on April 1, 2002. Management does not expect this statement to have a material impact on Toyota's consolidated financial position or results of operations.

Critical Accounting Policies

The consolidated financial statements of Toyota are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Toyota believes that of its significant accounting policies, the following may involve a higher degree of judgments, estimates and complexity:

Warranty

Toyota generally warrants its products against certain manufacturing and other defects. Product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. All product warranties are consistent with commercial practices. Toyota provides a provision for estimated product warranty costs as a component of cost of sales at the time the related sale is recognized. The accrued warranty costs represent management's best estimate at the time of sale of the total costs that Toyota will incur to repair or replace product parts that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers. The foregoing evaluations are inherently uncertain, as they require material estimates and some products' warranty extend for several years. Consequently, actual warranty costs will differ from the estimated amounts and could require additional warranty provisions. If these factors require a significant increase in Toyota's accrued estimated warranty costs, it would negatively affect future operating results of the automotive operations.

Allowance for Doubtful Accounts and Credit Losses

Sales financing and finance lease receivables consist of retail installment sales contracts secured by passenger cars and commercial vehicles. Collectibility risks include consumer and dealer insolvencies and insufficient collateral values (less costs to sell) to realize the full carrying values of these receivables. As a matter of policy, Toyota maintains an allowance for doubtful accounts and credit losses representing Toyota's management's estimate of the amount of asset impairment in the portfolios of finance, trade and other receivables. Toyota determines the allowance for doubtful accounts and credit losses based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process, historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. This evaluation is inherently judgmental and requires material estimates, including the amounts and timing of future cash flows expected to be received, which may be susceptible to significant change. Although management considers the allowance for doubtful accounts and credit losses to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in management estimates and assumptions about asset impairment, (ii) information that indicates changes in the expected future cash flows, or (iii) changes in economic and other events and conditions. A prolonged economic downturn in North America and Western Europe could increase the likelihood of credit losses exceeding current estimates. To the extent that sales incentives remain an integral part of sales promotion with the effect of reducing new vehicle prices, resale prices of used vehicles and, correspondingly, the collateral value of Toyota's sales financing and finance lease receivables could experience further downward pressure. If these factors require a significant increase in Toyota's allowance for doubtful accounts and credit losses, it could negatively affect future operating results of the financial services operations.

Investment in Operating Leases

Vehicles on operating leases, where Toyota is the lessor, is valued at acquisition cost and depreciated over its estimated useful life using the straight-line method to its estimated residual value. Toyota utilizes industry published information and its historical experience to determine estimated residual values for these vehicles. Toyota evaluates the recoverability of the carrying values of its leased vehicles for impairment when there are indications of declines in residual values. In recent years, the resale values of returned vehicles have been depressed, primarily because of an increased supply of used vehicles in the market that has depressed market prices. In addition, to the extent that sales incentives remain an integral part of sales promotion (reducing new vehicle prices), resale prices of used vehicles and, correspondingly, the carrying value of Toyota's leased vehicles could be subject to further downward pressure. If resale prices of used vehicles decline, future operating results of the financial services operations are likely to be adversely affected by incremental charges to reduce estimated residual values.

Impairment of Long-Lived Assets

Toyota periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value would affect the evaluations and negatively affect future operating results of the automotive operations

Employee Costs

Pension and other postretirement benefits costs and obligations and post-employment benefit costs are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Toyota's pension and other postretirement costs and obligations and post-employment benefit costs.

Derivatives and Other Contracts at Fair Value

Toyota uses derivatives in the normal course of business to manage its exposure to foreign currency exchange rates and interest rates. The accounting is complex and continues to evolve. In addition, there are the significant judgments and estimates involved in the estimating of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions may have a material effect on the estimated fair value amounts.

Marketable securities

Toyota's accounting policy is to record a write-down of such investments to realizable value when a decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value.

Quantitative And Qualitative Disclosures About Market Risk

Toyota is exposed to market risk from changes in foreign currency exchange rates, interest rates and certain commodity and equity security prices. In order to manage the risk arising from changes in foreign currency exchange rates and interest rates, Toyota enters into a variety of derivative financial instruments.

A description of Toyota's accounting policies for derivative instruments is included in note 2 to the consolidated financial statements and further disclosure is provided in note 19 and 20 to the consolidated financial statements.

Toyota monitors and manages these financial exposures as an integral part of its overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on Toyota's operating results.

The financial instruments included in the market risk analysis consist of all of Toyota's cash and cash equivalents, marketable securities, finance receivables, securities investments, long-term and short-term debt and all derivative financial instruments. Toyota's portfolio of derivative financial instruments consists of foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swaps agreements and interest rate options. Anticipated transactions denominated in foreign currencies that are covered by Toyota's derivative hedging are not included in the market risk analysis. Although operating leases are not required to be included, Toyota has included these instruments in determining interest rate risk.

Foreign Currency Exchange Rate Risk

Toyota has foreign currency exposures related to buying, selling and financing in currencies other than the local currencies in which it operates. Toyota is exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies. Toyota's most significant foreign currency exposures relate to the United States and Western European countries.

Toyota uses a value-at-risk analysis ("VAR") to evaluate its exposure to changes in foreign currency exchange rates. The value-at-risk of the combined foreign exchange position represents a potential loss in pre-tax earnings that are estimated to be ¥25.2 billion as of March 31, 2001 and ¥24.0 billion as of March 31, 2002. Based on Toyota's overall currency exposure (including derivative positions), the risk during the year ended March 31, 2002 to pre-tax cash flow from currency movements was on average ¥25.0 billion, with a high of ¥26.7 billion and a low of ¥22.9 billion.

The value-at-risk was estimated by using a variance/covariance model and assumed a 95% confidence level on the realization date and a 10-day holding period. Toyota changed the model used for calculation of value-at-risk from "variance/covariance" method to "Monte Carlo Simulation" method because Toyota introduced a new system which Toyota considers more effective for risk management purposes. The prior year amounts have been restated to the fiscal 2002 presentation.

Interest Rate Risk

Toyota is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. Toyota enters into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. Certain exchange traded future and option contracts, interest rate caps and floors, along with various investments, have been entered into to reduce the interest rate risk related to these activities. The potential decrease in fair value resulting from a hypothetical 100 basis point upward shift in interest rates would be approximately ¥38.3 billion as of March 31, 2001 and ¥28.3 billion as of March 31, 2002.

There are certain shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although certain assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Finance receivables are less susceptible to prepayments when interest rates change and, as a result, Toyota's model does not address prepayment risk for automotive related finance receivables. However, in the event of a change in interest rates, actual loan prepayments may deviate significantly from assumptions used in the model.

Commodity Price Risk

Commodity price risk is the possibility of higher or lower costs due to changes in the prices of commodities, such as non-ferrous (e.g., aluminum), precious metals (e.g., palladium, platinum and rhodium) and ferrous alloys (e.g., steel), which Toyota uses in the production of motor vehicles. Toyota does not use derivative instruments to hedge the price risk associated with the purchase of those commodities and controls its commodity price risk by holding minimum stock levels.

Equity Price Risk

Toyota holds investments in various available-for-sale securities which are subject to price risk. The fair value of available-for-sale securities was approximately ¥718.6 billion as of March 31, 2001 and the fair value of available-for-sale equity securities was approximately ¥564.4 billion as of March 31, 2002. The potential change in the fair value of these investments, assuming a 10% change in prices, would be approximately ¥71.9 billion as of March 31, 2001 and ¥56.4 billion as of March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By: ____________________

Name: Takanori Matsuo

Title: General Manager, Accounting Division

Date: August 7, 2002